FraserPapers


05007708

FILE No. 82-34837

April 19, 2005

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.



ATTENTION: FILING DESK

Ladies and Gentlemen:

RE: SUBMISSION PURSUANT TO RULE 12G3-2(B)

Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, Fraser Papers Inc. hereby furnishes the following documents:

1. Press Release dated April 6, 2005 in respect of the sale of timberlands;
2. Material Change Report dated April 14, 2005 in respect of the sale of 240,000 timberlands in Maine; and
3. Purchase and Sale Agreement between Fraser Timber Limited and Heartwood Forestland Fund V Limited Partnership in respect of the Maine timberlands.

If the Commission has any questions with respect to this letter or its enclosures, please contact Marina Mueller at 416-359-8634.

Yours very truly,

FRASER PAPERS INC.

by: 
Glen McMillan
Senior Vice President
and Chief Administrative Officer



Enclosures

Fraser Papers Inc.
Suite 200
BCE Place, 181 Bay Street
Toronto, Ontario M5J 2T3
CANADA

Tel 416-359-8605
Fax 416-359-8606
www.fraserpapers.com

Rule 12g3-2(b)
Exemption No. 82-34837

NEWS RELEASE

FraserPapers

Fraser Papers Announces Agreement to Sell Timberlands in Maine

(All financial references are in US dollars unless otherwise noted)

Toronto, ON (April 6, 2005) – Fraser Papers Inc. (TSX: FPS) today announced that it has entered into a purchase and sale agreement to sell approximately 240,000 acres of timberlands in Maine to Heartland Forestland Fund V Limited Partnership ("Forestland"), an investment vehicle managed by The Forestland Group, LLC, for $80.5 million and a pre-tax gain of approximately $45 million. Upon completion of the sale, Fraser Papers will continue to own approximately 765,000 acres of timberlands in the Province of New Brunswick.

This transaction is expected to close during the second quarter of 2005. At the time of closing, Fraser Papers and Forestland will enter into a 20 year fibre supply agreement under which Fraser will continue to receive substantially the same volumes of fibre that it historically received from the timberlands.

"We are pleased to announce this sale as it represents progress on our strategy of repositioning assets to focus on our core paper and pulp operations in the U.S. northeast. This transaction allows us to achieve significant value for our timberlands while maintaining our ability to provide the wood fibre needed at our manufacturing facilities" commented Dominic Gammiero, Fraser Papers' President and CEO.

Fraser Papers intends to use the proceeds from this transaction for general corporate purposes and for re-deployment in the company's core pulp and paper business.

Forestland plans to continue Fraser Papers' long-standing practice of responsible forestry management taking into consideration the needs of environmental, recreational, community and industrial stakeholders. The management of the land base will continue with the same responsible public use that is in place today. Forestland also plans to continue the practice of cabin site leasing for the recreational lease holders on these lands.

* * * * * * * *

Fraser Papers is an integrated specialty paper company which produces a broad range of technical, and printing & writing papers. The company has operations in New Brunswick, Maine, New Hampshire and Quebec. Fraser Papers is listed on the Toronto Stock Exchange under the symbol: FPS. For more information, visit the Fraser Papers web site at www.fraserpapers.com.

-30-

Contact:

Ben Vaughan
Senior Vice President
Finance and Corporate Development
(416) 359-8623
vaughanb@fraserpapers.com

Note: This press release contains "forward-looking statements" that are based on certain assumptions and reflect the company's current expectations. The words "believe," "expect," "anticipate," "intend," "estimate" and other expressions which are predictions of or indicate future events and trends and which do not relate to historical matters identify forward-looking statements. Reliance should not be placed on forward-looking statements because they involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of the company to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially from those set forth in the forward-looking statements include general economic conditions, interest rates, availability of equity and debt financing and other risks detailed from time to time in the documents filed by the company with the securities regulators in Canada. The company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Rule 12g3-2(b)
Exemption No. 82-34837

FORM 51-102F3

MATERIAL CHANGE REPORT

1. **Name and Address of Company**

Fraser Papers Inc.
Suite 200
BCE Place, 181 Bay Street
Toronto, ON
M5J 2T3

2. **Date of Material Change**

April 5, 2005

3. **News Release**

On April 6, 2005, Fraser Papers Inc. issued a news release through CCN Matthews, which is attached as Schedule "A".

4. **Summary of Material Change**

Fraser Papers Inc. announced that it has entered into a purchase and sale agreement to sell approximately 240,000 acres of timberlands in Maine to Heartwood Forestland Fund V Limited Partnership ("Forestland"), an investment vehicle managed by The Forestland Group, LLC, for US$80.5 million and a pre-tax gain of approximately US$45 million subject to usual adjustments for asset transactions.

5. **Full Description of Material Change**

Fraser Papers Inc. announced that it has entered into a purchase and sale agreement to sell approximately 240,000 acres of timberlands in Maine to Heartwood Forestland Fund V Limited Partnership ("Forestland"), an investment vehicle managed by The Forestland Group, LLC, for US$80.5 million and a pre-tax gain of approximately US$45 million subject to usual adjustments for asset transactions. Upon completion of the sale, Fraser Papers will continue to own approximately 765,000 acres of timberlands in the Province of New Brunswick.

This transaction is expected to close during the second quarter of 2005. At the time of closing, Fraser Papers and Forestland will enter into a 20 year fibre supply agreement under which Fraser will continue to receive substantially the same volumes of fibre that it historically received from the timberlands.

Fraser Papers intends to use the proceeds from this transaction for general corporate purposes and for re-deployment in the company's core pulp and paper business.

More detailed information is contained in the purchase and sale agreement. A copy of the agreement may be obtained through www.sedar.com

A copy of the news release announcing this material change is attached as Schedule "A".

6. **Reliance on Subsection 7.1(1) or (3) of National Instrument 51-102**

not applicable

7. Omitted Information

not applicable

8. Executive Officer

Glen McMillan
Senior Vice President and Chief Administrative Officer
(416) 359-8605

9. Date of Report

April 14, 2005

SCHEDULE "A" – PRESS RELEASE

NEWS RELEASE **FraserPapers**

Fraser Papers Announces Agreement to Sell Timberlands in Maine

(All financial references are in US dollars unless otherwise noted)

Toronto, ON (April 6, 2005) – Fraser Papers Inc. (TSX: FPS) today announced that it has entered into a purchase and sale agreement to sell approximately 240,000 acres of timberlands in Maine to Heartland Forestland Fund V Limited Partnership ("Forestland"), an investment vehicle managed by The Forestland Group, LLC, for $80.5 million and a pre-tax gain of approximately $45 million. Upon completion of the sale, Fraser Papers will continue to own approximately 765,000 acres of timberlands in the Province of New Brunswick.

This transaction is expected to close during the second quarter of 2005. At the time of closing, Fraser Papers and Forestland will enter into a 20 year fibre supply agreement under which Fraser will continue to receive substantially the same volumes of fibre that it historically received from the timberlands.

"We are pleased to announce this sale as it represents progress on our strategy of repositioning assets to focus on our core paper and pulp operations in the U.S. northeast. This transaction allows us to achieve significant value for our timberlands while maintaining our ability to provide the wood fibre needed at our manufacturing facilities" commented Dominic Gammiero, Fraser Papers' President and CEO.

Fraser Papers intends to use the proceeds from this transaction for general corporate purposes and for re-deployment in the company's core pulp and paper business.

Forestland plans to continue Fraser Papers' long-standing practice of responsible forestry management taking into consideration the needs of environmental, recreational, community and industrial stakeholders. The management of the land base will continue with the same responsible public use that is in place today. Forestland also plans to continue the practice of cabin site leasing for the recreational lease holders on these lands.

* * * * * * * *

Fraser Papers is an integrated specialty paper company which produces a broad range of technical, and printing & writing papers. The company has operations in New Brunswick, Maine, New Hampshire and Quebec. Fraser Papers is listed on the Toronto Stock Exchange under the symbol: FPS. For more information, visit the Fraser Papers web site at www.fraserpapers.com.

-30-

Contact:

Ben Vaughan
Senior Vice President
Finance and Corporate Development
(416) 359-8623
vaughanb@fraserpapers.com

Note: This press release contains "forward-looking statements" that are based on certain assumptions and reflect the company's current expectations. The words "believe," "expect," "anticipate," "intend," "estimate" and other expressions which are predictions of or indicate future events and trends and which do not relate to historical matters identify forward-looking statements. Reliance should not be placed on forward-looking statements because they involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of the company to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially from those set forth in the forward-looking statements include general economic conditions, interest rates, availability of equity and debt financing and other risks detailed from time to time in the documents filed by the company with the securities regulators in Canada. The company undertakes no

Rule 12g3-2(b)
Exemption No. 82-34837

PURCHASE AND SALE AGREEMENT

between

FRASER TIMBER LIMITED

and

HEARTWOOD FORESTLAND FUND V LIMITED PARTNERSHIP

April 5, 2005

TABLE OF CONTENTS

PURCHASE AND SALE AGREEMENT

THIS AGREEMENT is made as of April 5, 2005 by and between FRASER TIMBER LIMITED, a corporation organized under the laws of the State of Maine ("Seller), and HEARTWOOD FORESTLAND FUND V LIMITED PARTNERSHIP, a limited partnership organized under the laws of North Carolina ("Buyer").

ARTICLE I

CERTAIN DEFINITIONS

1.01 Definitions. As used in this Agreement, the following terms shall have the meanings set forth or as referenced below:

"Accepted Title Defect" shall have the meaning set forth in Section 6.07.

"Access Easements" shall have the meaning set forth in Section 6.07.

"Actual Value" shall have the meaning set forth in Section 2.05(d).

"Affiliate" shall mean with respect to any Person, any other Person directly or indirectly controlling, controlled by, or under common control with, such Person at the time at which the determination of affiliation is made. As used in this definition, the term "control" (including, with correlative meanings, the terms "controlled by" and "under common control with "), as applied to any Person, means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities or other ownership interests, by contract or otherwise.

"Agreement" shall mean this Agreement, as the same may be amended or supplemented from time to time in accordance with the terms hereof.

"Approvals" shall have the meaning set forth in Section 4.02.

"Assumed Contracts" shall mean, insofar as the same are properly assignable by Seller to Buyer in accordance with the provisions thereof, (i) all of Seller's existing contracts for harvesting and hauling of timber in or on the Purchased Timberlands, the sale of forest products from the Purchased Timberlands and road maintenance and construction contracts as described in Section 4.11 and those to be entered into or extended (for terms not beyond sixty (60) days) by Seller in the ordinary course of business consistent with the past practices of Seller ; and (ii) those of Seller's contracts which are listed in Section 4.11 of the Disclosure Schedule. For purposes of this definition, the term "Seller" shall include Affiliates of Seller.

"Assumed Liabilities" shall have the meaning set forth in Section 2.03.

"Authorizations" shall have the meaning set forth in Section 4.09.

"Basket Amount" shall have the meaning set forth in Section 10.02 or 10.03, as appropriate.

"Books and Records" shall mean all books, ledgers, files, reports, environmental studies, permits, maps, surveys, plans , GPS/GIS information and operating records of, or maintained by or for, Seller, including data recorded in electronic form as data bases, to the extent relating to the Purchased Timberlands.

"Business Day(s)" shall mean any day or days other than a Saturday, a Sunday or a day on which commercial banks in New York City are authorized or required by law to close.

"Casualty Loss" shall have the meaning set forth in Section 6.15.

"Chosen Courts" shall have the meaning set forth in Section 12.15.

"Cleanup" shall have the meaning set forth in Section 4.10.

"Closing" shall have the meaning set forth in Section 8.01.

"Closing Date" shall have the meaning set forth in Section 8.01.

"Code" shall mean the Internal Revenue Code of 1986, as amended.

"Commercial Forestry Excise Tax" shall mean the Commercial Forestry Excise Tax, 36 M.R.S.A §2721 et. seq.

"Confidentiality Agreement" shall mean the Agreement, dated January 12, 2005, between The Forest Land Group, LLC and Seller.

"Consents" shall have the meaning set forth in Section 6.06.

"Consultant" shall have the meaning set forth in Section 2.05(d).

"Cruise" shall have the meaning set forth in Section 2.05(d).

"Deed" shall have the meaning set forth in Section 3.03.

"Disclosure Schedule" shall have the meaning set forth in Article IV.

"Dispute Notice" shall have the meaning set forth in Section 12.08.

"Encumbrances" shall mean any and all mortgages, pledges, easements, assessments, security interests, leases, subleases, liens, adverse claims, boundary line disputes, tribal claims, levies, charges, options, warrants, assignments, rights to possession, rights of others or restrictions (whether on voting, sale, transfer, disposition or otherwise) or other encumbrances of any kind, whether imposed by agreement, understanding, law or equity, or any conditional sale contract, option contract, title retention contract, or other contract to give or

refrain from giving any of the foregoing.

"Environmental Law(s)" shall have the meaning set forth in Section 4.10.

"Environmental Liabilities and Costs" shall have the meaning set forth in Section 4.10.

"Executive" shall have the meaning set forth in Section 12.08.

"Fiber Supply Agreement" shall have the meaning set forth in Section 3.01 hereof.

"Great Pond" shall have the meaning set forth in 38 M.R.S.A §§480-A - 480-Z.

"Harvest Certificate" shall have the meaning set forth in Section 6.11.

"Harvest Volume" shall have the meaning set forth in Section 2.05(c).

"Hazardous Substance" shall have the meaning set forth in Section 4.10.

"HSR Act" shall mean the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

"Indemnified Costs" shall have the meaning set forth in Section 10.02.

"Indemnified Parties" shall have the meaning set forth in Section 10.04(a).

"Indemnifying Party" shall have the meaning set forth in Section 10.04(a).

"Knowledge of Seller" shall mean the actual knowledge of Don Tardie, Luc Ouelett, Kevin Topolinski, Jim Beaulier, Glenn Perkins or Brian Condon, without independent investigation and without imputation of matters known to subordinates or that any such individual should have known or of which he or she may be deemed to be on notice, which individuals are the employees of Seller having day-to-day managerial and operational oversight responsibility for the Purchased Assets.

"Laws" shall mean any federal, state, foreign, or local law, statute, ordinance, rule, regulation, order, judgment or decree.

"Maine Tree Growth Tax Law" shall mean the Maine Tree Growth Tax Law, 36 M.R.S.A. §571, et. seq.

"Master Stumpage Agreement" shall have the meaning set forth in Section 3.02 hereof.

"Material Adverse Effect" shall mean an adverse effect on the Purchased Assets resulting in a diminution in the value of the Purchased Assets of greater than $5,000,000 but excluding (a) changes in international, national or regional economic or market conditions, (b) changes in laws or regulations, or (c) changes generally affecting the timberlands or forest products industries.

"Party and "Parties" shall mean any signatory to this Agreement.

"Permitted Exceptions" shall mean, to the extent in force and applicable to the Purchased Timberlands: (i) all liens for taxes, assessments, general and special, and governmental charges which are not due and payable as of the Closing; (ii) any rights of the United States of America, the State of Maine or others under the laws of the United States or the State of Maine in the use and continuous flow of any brooks, streams or other natural water courses or water bodies within, crossing or abutting the Purchased Timberlands, riparian rights, navigational servitudes and any rights of the State of Maine and the public in and to the Great Ponds as that term is defined in 38 M.R.S.A. §480-B(5); (iii) all land use (including environmental and wetlands), building and zoning codes and ordinances and other laws, ordinances, regulations, rules, orders, licenses or determinations of any federal, state, county, municipal or other governmental authority heretofore, now or hereafter enacted, made or issued by any such authority affecting the Purchased Timberlands; (iv) all easements, rights-of-way, licenses, permits and agreements for existing public and private roads and streets, railroads, and electric power, telephone, gas, water and other utility lines, pipelines, service lines and similar facilities listed in the Specimen Title Policy (as hereinafter defined); (v) existing leases, licenses, permits, notices and other agreements for roads, bridges, boat ramps, woodyards, logging camps, tower sites, forestry practice activities, hunting and fishing (including cabins and camps relating thereto), and any other residential, commercial or recreational purposes, all as set forth in Section 4.11 of the Disclosure Schedule; (vi) timber cutting and hauling contracts, timber sales agreements, permits and licenses to cut wood, and similar agreements set forth in Section 4.11 of the Disclosure Schedule; (vii) all encroachments, overlaps, boundary line disputes, cemeteries and burial grounds and other similar matters whether or not appearing of record that would be disclosed by an accurate survey or inspection of the Purchased Timberlands; (viii) as to Purchased Timberlands owned in common with others (as set forth in Section 4.05 of the Disclosure Schedule), any rights or claims of such other owners in common, (ix) rights of the State of Maine created by law or by operation of law, if any, in public lots; (x) any Accepted Title Defects; (xi) all options, easements and rights granted to or reserved by Seller pursuant to any provision of this Agreement; (xii) mechanics' liens arising from actions of Buyer, its agents, employees or contractors; (xiii) rights of others under Assumed Contracts; (xiv) the potential limitations on or impediments to access to portions of the Purchased Timberlands described in Section 4.05 of the Disclosure Schedule; and (xv) to the extent not included in clauses (i) through (xiv) hereof, all other Encumbrances, exceptions and reservations set forth in the Specimen Title Policy or the Title Exception Documents.

"Person" shall mean an individual, a corporation, a partnership, an association, a limited liability company, a trust or other entity or organization.

"Prentiss & Carlisle" shall have the meaning set forth in Section 3.01 hereof.

"Prime Rate" shall mean the prime lending rate announced from time to time by Bank of America, N.A.

"Purchased Assets" shall have the meaning set forth in Section 2.01.

"Purchased Timberlands" shall mean the real property of Seller which is described in Section 4.05 of the Disclosure Schedule.

"Purchase Price" shall have the meaning set forth in Section 2.05(a).

"Release(s)" shall have the meaning set forth in Section 4.10(a)(v).

"Removed Real Property" shall mean any portion of the Purchased Timberlands deleted from the sale contemplated hereunder on account of either (i) an uncured Title Defect in accordance with Section 6.07(a) hereof or an uncured Environmental Defect in accordance with Section 6.07(b) hereof.

"Retained Assets" shall have the meaning set forth in Section 2.02.

"Retained Liabilities" shall have the meaning set forth in Section 2.04.

"Review Period" shall have the meaning set forth in Section 6.07.

"Seller" shall have the meaning set forth in the recitals.

"Specimen Title Policy" shall mean the specimen title policy previously delivered by Seller to Buyer with respect to the Purchased Timberlands and the Office Property, a copy of which is attached hereto as part of Section 4.05 of the Disclosure Schedule.

"Tax Returns" shall mean all reports, returns, declarations, estimates and statements of any nature regarding Taxes required to be filed by Seller, and relating to the income, properties or operations of the Purchased Timberlands, including, without limitation, all amended returns, refund claims, credit claims, reimbursement claims, information returns and similar returns and reports.

"Taxes" shall mean all federal, state, local or foreign taxes, including, but not limited to income, gross receipts, windfall profits, value added, severance, real property, personal property, production, sales, use, license, excise, franchise, employment, withholding, transfer or similar taxes, Maine Tree Growth Tax, Commercial Forestry Excise Tax, together with any interest, additions or penalties with respect thereto and any interest in respect of such additions or penalties.

"Third Party Claim" shall have the meaning set forth in Section 10.04(a).

"Timber Capital Value" shall have the meaning set forth in Section 6.15.

"Timber Cut but Not Hauled" shall have the meaning set forth in Section 2.01(b).

"Title Cure Period" shall have the meaning set forth in Section 6.07.

"Title Exception Documents" shall have the meaning set forth in Section 6.07.

"Title Notice" shall have the meaning set forth in Section 6.07.

1.02 Other Terms. Other terms may be defined elsewhere in the text of this Agreement and, unless otherwise indicated, shall have the meaning specifically ascribed to such terms wherever such terms appear elsewhere in this Agreement.

1.03 Other Definitional Provisions.

(a) References in this Agreement to "Sections," "Articles," "Exhibits," "Annexes" and the "Disclosure Schedule" are to sections, articles, exhibits, annexes and the disclosure schedules herein and hereto unless otherwise indicated. Unless otherwise set forth herein, references in this Agreement to any document, instrument or agreement (including, without limitation, this Agreement) (i) shall include all exhibits, annexes, schedules and other attachments thereto, (ii) shall include all documents, instruments or agreements issued or executed in replacement thereof and (iii) shall mean such document, instrument or agreement, or replacement or predecessor thereto, as amended, modified or supplemented from time to time in accordance with its terms and in effect at any given time.

(b) Wherever from the context it appears appropriate, each term stated in either the singular or plural shall include the singular or plural.

(c) The words "hereof", "herein", and "hereunder " and words of similar import, when used in this Agreement, shall refer to this Agreement as a whole and not to any particular provision of this Agreement.

(d) References to any statute or statutory provision shall be construed as a reference to such statute or statutory provision as in force at the date of this Agreement and as respectively subsequently amended, re-enacted or consolidated.

(e) References to "dollars" or "$" shall be construed as being United States dollars.

ARTICLE II

SALE OF ASSETS AND TERMS OF PAYMENT

2.01 **Assets Being Sold**. Seller agrees to sell and Buyer agrees to purchase, at the Closing:

(a) the Purchased Timberlands; and

(b) all of the assets of Seller used primarily in connection with the operation of the Purchased Timberlands, as they shall exist on the Closing Date, except for the Retained Assets, including without limitation the following assets:

(i) **Books and Records**. All Books and Records of Seller, to the extent relating to the Purchased Timberlands;

(ii) **Governmental Licenses, Permits and Authorizations**. To the extent assignable, all governmental licenses, permits and Authorizations, if any, related to the Purchased Timberlands or the assets set forth in Schedule 2.01(b)(iii) hereto, a list of which is set forth in Schedule 2.01(b)(ii) hereto;

(iii) **Furniture, Machinery and Equipment**. All of the furniture, machinery, transportation vehicles and equipment, fixtures and improvements of Seller owned by Seller and used solely in connection with the Purchased Timberlands, all of which are listed in Schedule 2.01(b)(iii) hereto;

(iv) **Assumed Contracts**. All of the right, title and interest of Seller in, to and under the Assumed Contracts related to the Purchased Timberlands;

(v) **Cut Timber**. All cut timber not removed from the Purchased Timberlands prior to the Closing Date ("Timber Cut but Not Hauled"); and

(vi) **Office Building**. The real estate located in Ashland, Maine more fully described on Schedule 2.01(b)(vi) hereto and the buildings and improvements located thereon (the "Office Property").

(collectively, the "Purchased Assets").

2.02 **Retained Assets**. Notwithstanding the foregoing, the Purchased Assets shall not include any assets related to or used in Seller's (or its Affiliates') businesses other than those used primarily in connection with the operation of the Purchased Timberlands and shall not include:

(a) **Books and Records (Copies)**. Copies of all Books and Records included in the Purchased Assets, to the extent reasonably required, or reasonably anticipated to be required, by Seller in connection with reporting and other legal and regulatory requirements applicable to Seller and its Affiliates or the ongoing business of Seller and its Affiliates following the Closing.

(b) Contracts and Commitments. All of the right, title and interest of Seller in, to and under all pending and executory contracts, agreements, commitments and understandings of Seller related to the Purchased Assets, except the Assumed Contracts included in the Purchased Assets.

(c) Transportation Easements. Seller shall reserve a perpetual, non-exclusive access easement for passage by foot and vehicle, including construction, logging and other trucks and equipment, over and across all roads and paths as they presently exist or as they may exist from time to time or may in the future be constructed in the Purchased Timberlands, and, where such roads and paths are inadequate to provide access, Seller shall be granted perpetual, non-exclusive easements for access by foot and vehicle in a reasonable location, subject to the approval of Buyer (such approval not to be unreasonably withheld, delayed or conditioned). In addition, Buyer shall grant to Seller, or Seller shall reserve unto itself, the non-exclusive right, in common with Buyer and others having such rights, if any, to use prescriptive rights, easements, licenses or other rights of Seller or Buyer over roads of third parties to the extent such use does not overburden any such prescriptive right, provided, however, that nothing contained in this Section 2.02(c) shall serve to restrict, or be construed as to restrict, Seller's ability to exercise the rights granted by this Section 2.02(c) in a manner consistent with the existing and historical exercise of such rights by Seller or Buyer. The easements and rights contemplated by this Section 2.02(c) shall be limited to Seller's use to gain access, to the extent such access by other means is materially less practicable or available only on burdensome terms, to other real property now or hereafter owned or leased by it or to real property on which it now or hereafter holds mineral rights or rights to cut timber, or to transport or deliver products produced or purchased by Seller. Seller agrees to indemnify and hold harmless Buyer from any and all liability, costs, harm, damage and expense to Buyer relating to the exercise by Seller of its rights under this Section 2.02(c);

(d) Mineral Rights. All minerals, ores, gems and valuable rocks in, on, or under the surface of the Purchased Assets owned by Seller immediately prior to the Closing, together with all rights of entry and all other rights usually connected with such mineral rights necessary or desirable in exploring, drilling, mining, and quarrying, including without limitation the erection of buildings, tracks or other equipment and dumps for refuse, and roadways; provided, however, Seller, in connection with the exercise of any of the foregoing rights agrees to reimburse Buyer for the market value of any merchantable timber damaged or destroyed by Seller and shall pay to Seller an annual surface disturbance royalty equal to $20.00 per acre per year for each acre of productive forestland disturbed by Seller's activities until such activities have been concluded and such acreage has been reclaimed in accordance with applicable law. The foregoing reimbursement obligation and surface disturbance royalty shall be incorporated in the Deed.

(e) Business Equipment Tax Reimbursement. Any tax reimbursement paid, whether before or after Closing, pursuant to the Business Equipment Tax Reimbursement Program (36 M.R.S.A. §6651, et. seq.) which is attributable to any Purchased Asset and which constitutes a reimbursement of property taxes for any fiscal year of the taxing jurisdiction imposing the tax commencing prior to the Closing Date, shall be the property of Seller and shall

constitute a Retained Asset for purposes hereof. To the extent Buyer has notice of the same, Buyer shall timely prepare and file all required Business Equipment Tax Reimbursement forms and notices under 36 M.R.S.A. ch. 915 with respect to Business Equipment Tax Reimbursements that constitute a Retained Asset and Buyer shall promptly pay over to Seller all Business Equipment Tax Reimbursements received by Buyer that constitute a Retained Asset under this Agreement. In the event that any Business Equipment Tax Reimbursements that constitute a Retained Asset are denied by the State of Maine, Buyer shall promptly notify Seller of this fact and Buyer shall permit Seller to file such an appeal in Buyer's name. Buyer, at no cost to Buyer, shall take such other commercially reasonable actions to preserve the Sellers' entitlement to any such Business Equipment Tax Reimbursements. Buyer shall cooperate with Seller in all respects to ensure that Seller receives all Business Equipment Tax Reimbursements that constitute a Retained Asset under this Agreement; provided, however, Buyer shall have no obligation to incur any costs in connection therewith.

(f) **Cash, Cash Equivalents and Accounts Receivable**. All cash, cash equivalents and accounts receivable of Seller reflected on the Books and Records of Seller on the Closing Date.

(g) **GPS Equipment; Software License**. All GPS equipment and the licenses related to the ARC/Info software utilized in connection with the Purchased Timberlands.

(collectively, the "Retained Assets").

2.03 Assumed Liabilities. Buyer agrees that it will assume, perform and discharge those of Seller's liabilities (the "Assumed Liabilities") which are related to any of the Purchased Assets or their ownership, operation or use, in each case except for the Retained Liabilities (as defined in Section 2.04 hereof), which Assumed Liabilities shall be limited to: (a) all of Seller's obligations with respect to Assumed Contracts arising on or after the Closing, except with respect to Seller's cutting costs, or obligations to third parties therefor, related to Timber Cut but Not Hauled (for which Buyer will reimburse Seller to the extent the same have been paid by Seller prior to the Closing Date); (b) all liability for Taxes: (i) with respect to Taxes subject to pro-ration under Section 2.06, all Taxes allocated to Buyer under Section 2.06 whether or not assessed or imposed against Seller; (ii) with respect to any Taxes (other than the Seller's own income Taxes) not subject to pro-ration under Section 2.06 but imposed with respect to tax periods that include the Closing Date, those Taxes relating to tax periods after the Closing (or, if only a portion of the tax period is after the Closing, Taxes relating to the portion of the tax period that is after the Closing), whether or not assessed or imposed against Seller; (iii) with respect to Commercial Forestry Excise Taxes, all such Taxes that are due beginning in calendar year 2006 and in subsequent calendar years and (iv) with respect to all other Taxes, those Taxes imposed with respect to the ownership, operation, sale or use of any of the Purchased Assets after the Closing (except as otherwise provided in Section 9.05 hereof) whether or not assessed or imposed against Seller; (c) forest regeneration requirements (subject to Section 9.08); (d) any and all liabilities, obligations, losses, damages, fines, penalties and expenses, known or unknown, arising out of or related to Environmental Laws (without limiting any rights Buyer may have pursuant to Section 4.10 and the related provisions of Article X hereof); and (e) any

Authorizations or other permits required after the Closing Date (including, without limitation, land use and forestry permits), licenses, approvals, consents, notices, filings and registrations and other authorizations that are required under the forestry and Environmental Laws and that are material to the ownership, use and operation of the Purchased Timberlands. The Buyer's liabilities under clause (e) of the preceding sentence are limited to obligations arising on or after the Closing Date relating to or under Transferred Environmental Permits and such Authorizations and Environmental Laws. The Buyer shall not assume any liabilities or obligations of Seller except those specifically assumed by the Buyer pursuant to the provisions of this Section 2.03.

2.04 Retained Liabilities. Notwithstanding the foregoing, the Assumed Liabilities shall not include any liabilities or obligations incurred by Seller in connection with the ownership, operation or use of the Purchased Timberlands prior to the Closing or arising before or after Closing with respect to the Retained Assets except as specifically assumed in Section 2.03 above and except for amounts apportioned to the Buyer pursuant to Section 2.06(a) hereof (the "Retained Liabilities"). Without limiting the foregoing, Buyer shall not assume any liability or obligation with respect to the payment of salary or severance or provision of benefits, including, but not limited to, the benefits that are payable under any employment benefit plan of Seller with respect to the employment by Seller of any employee or independent contractor of Seller or of any former employee of Seller arising out of employment with Seller. Seller shall be responsible for compliance with the COBRA notice and continuation coverage requirements under Part Six of I of ERISA with respect to all employees (and their beneficiaries) experiencing a qualifying event (as defined in Section 603 of ERISA) on account of the transactions contemplated by this Agreement or occurring prior to the Closing.

2.05 Purchase Price. Buyer, in consideration for the purchase of the Purchased Assets being sold pursuant to this Agreement, agrees to deliver to Seller at the Closing:

(a) Payment. Subject to adjustment in accordance with the provisions of this Agreement, the purchase price (the "Purchase Price") for the Purchased Assets shall be EIGHTY MILLION FIVE HUNDRED THOUSAND AND NO/100 DOLLARS ($80,500,000.00) and shall be paid by Buyer to Seller at Closing by wire transfer to one or more accounts designated by Seller not later than three (3) days prior to Closing.

(b) Assumption of Obligations. An instrument in the form of Exhibit A hereto by which the Buyer shall assume and agree to perform and discharge the Assumed Liabilities.

[NOTE: No harvesting occurring between now and mid-May; thus, Sections 2.05(c) and (d) and portions of Section 6.11 are unnecessary.]

2.06 Purchase Price Adjustments.

(a) Proration of Certain Items. There shall be apportioned between Seller, on the one hand, and the Buyer, on the other hand, as of 12:01 A.M. on the day of the Closing,

with respect to items related to the Purchased Assets, all real and personal property taxes (including, without limitation, taxes under the Maine Tree Growth Tax Law), inventory and ad valorem taxes, Commercial Forestry Excise Tax, rent, utility charges, stumpage agreements or other receipts, all Assumed Contracts, if appropriate, all equipment lease payments and all other taxes and charges customarily apportioned in connection with a transfer of real property and other Purchased Assets in the State of Maine. All real and personal property taxes, inventory and ad valorem taxes shall be apportioned based on the fiscal year of the taxing jurisdiction assessing the tax in question. The Unorganized Territory Educational and Services Tax (the property tax for the Unorganized Territory, 36 M.R.S.A. §1601, et. seq.) and the Commercial Forestry Excise Tax, shall be apportioned based on the fiscal year of the State of Maine (July 1 through June 30). In the event that actual figures are not available at the Closing Date, the apportionment shall be based upon the actual taxes or charges for the prior year (or other appropriate period if the prior year is not the appropriate period) for which actual payments are available and such payments shall be re-prorated upon request of Seller or Buyer made within 60 days of the date the actual amounts become available. If the Taxes which are apportioned are thereafter reduced by abatement or award, the amount of such abatement or award, less the reasonable cost of obtaining the same shall be apportioned between the Seller and the Buyer. Any supplemental assessments and updated amounts of tax liability for the year in which the Closing occurs where the relevant data was not available at the time of Closing shall be apportioned in accordance with this Section 2.06(a) and shall be paid not later than thirty (30) days after such information becomes available. Seller and Buyer agree to furnish each other with such documents and other records as may be reasonably requested in order to confirm all apportionment calculations made pursuant to this Section 2.06(a).

Notwithstanding anything in this Agreement to the contrary, the Commercial Forestry Excise Tax that is due on May 1, 2005 shall be the sole responsibility of the Seller. Commercial Forestry Excise Tax that is due beginning in 2006 and in all subsequent years is the sole responsibility of the Buyer.

(b) **Post Closing Adjustment**. Within sixty (60) days after the Closing Date, Seller shall deliver to Buyer a certificate ("Adjustment Certificate") setting forth any changes (based on actual amounts as of the Closing Date) in the proration adjustments made at Closing pursuant to Section 2.06(a), together with a copy of any working papers or other documents relating to the Adjustment Certificate or other documents supporting the Adjustment Certificate as Buyer may reasonably request. If Buyer concludes that the Adjustment Certificate does not accurately reflect the changes to be made to the adjustments made at Closing, Buyer shall, within thirty (30) days after its receipt of the Adjustment Certificate, provide to Seller written notice thereof, which notice shall set forth in reasonable detail the basis for Buyer's objections to the Adjustment Certificate. If Buyer and Seller cannot resolve any dispute to their mutual satisfaction within fifteen (15) days after Seller's receipt of Buyer's written notice of objections, Buyer and Seller hereby designate PricewaterhouseCoopers, to review the Adjustment Certificate, Buyer's discrepancy statement, and any other relevant documents. The costs of retaining such firm shall be borne one-half (1/2) by Buyer and one-half (1/2) by Seller. PricewaterhouseCoopers shall report its conclusions in writing to Buyer and Seller and such conclusions as to factual and accounting matters respecting adjustments shall be conclusive on

all parties to this Agreement and not subject to dispute or review. If, as a result of any adjustments made hereunder, Buyer is finally determined to owe an amount to Seller, Buyer shall, within five (5) business days, pay such amount to Seller, and if Seller if finally determined to owe an amount to Buyer, Seller shall, within five (5) business days, pay such amount to Buyer. Any payments to be made hereunder shall be made by wire transfer of immediately available funds to such parties as are designated in writing by the party receiving payment.

ARTICLE III

RELATED AGREEMENTS

Simultaneously with the Closing hereunder the following agreements (the "Related Agreements") shall be executed and delivered:

3.01 Fiber Supply Agreement. A Fiber Supply Agreement substantially in the form of Exhibit B hereto (the "Fiber Supply Agreement"), pursuant to which Prentiss & Carlisle Management Company, Inc. ("Prentiss & Carlisle") agrees to supply and sell to Seller's Affiliate, Fraser Papers Limited, and Fraser Papers Limited will purchase from Prentiss & Carlisle specified amounts of fiber harvested by or on behalf of Prentiss & Carlisle from the Purchased Timberlands pursuant to the provisions of the Master Stumpage Agreement.

3.02 Master Stumpage Agreement. A Master Stumpage Agreement substantially in the form of Exhibit B-1 attached hereto and hereby made a part hereof (the "Master Stumpage Agreement"), pursuant to which Buyer agrees to sell to Prentiss & Carlisle certain amounts of stumpage from the Purchased Timberlands after Closing.

3.03 Quitclaim Deed. At the Closing, Seller shall convey title to the Purchased Timberlands and the Office Property, subject to the Permitted Exceptions, by delivering to Buyer a quitclaim deed, with covenants, in the form of Exhibit C hereto (the "Deed"), which Deed shall, at the Closing, include the easements, reservations and reimbursement obligations referenced herein. The Deed shall convey all of Seller's right, title and interest in and to lands underlying Great Ponds and wholly located within the Purchased Timberlands.

3.04 Bill of Sale. At the Closing, Seller shall deliver to Buyer a Bill of Sale containing a general warranty of title with respect to the Purchased Assets, other than the Purchased Timberlands and the Office Property, in the form of Exhibit D hereto.

3.05 Title Company Requirements. At the Closing, Seller shall provide the title insurance company issuing a title insurance policy to Buyer and/or its lenders with respect to the Purchased Timberlands and the Office Property (as contemplated by Section 3.12 hereof) with an affidavit, in the form of Exhibit E hereto, without exception for parties in possession other than those parties identified in Section 4.11 of the Disclosure Schedule, and indemnification and lien waivers or releases as necessary to eliminate any liens or claims of persons furnishing labor or materials with regard to the Purchased Timberlands or the Office Property, provided however, that any such indemnification with respect to mechanics liens shall be limited to persons

furnishing labor or materials to Seller, or with the written consent and knowledge of Seller.

3.06 FIRPTA Affidavit; Maine Affidavit. At the Closing, Seller shall deliver to Buyer: (i) pursuant to Section 1445(b)(2) of the Code and in conformity with Treasury Regulation Section 1.1445-2(b)(2)(iii)(B), a duly executed certification of non-foreign status, and (ii) pursuant to 36 M.R.S.A. §5250-A, a Maine Residency Affidavit.

3.07 Easements. At or prior to the Closing, easements or licenses for roads as set forth in this Agreement shall be executed and delivered.

3.08 Seller Certificates. At the Closing, Seller shall deliver to Buyer the certificate of Seller, signed by an appropriate officer of Seller, and the certificate of the Secretary or Assistant Secretary of Seller required pursuant to Section 7.02(c).

3.09 Buyer Certificates. At the Closing, Buyer shall deliver to Seller the certificate of Buyer, signed by an appropriate officer of Buyer, and the certificate of the general partner of Buyer required pursuant to Section 7.03(c).

3.10 Further Assurances. At or prior to the Closing, Seller shall execute and deliver such other good and sufficient instruments of conveyance, transfer and assignment, and notices to third parties of the same, as may be reasonably requested by Buyer or the Title Company in order to vest in Buyer all of Seller's right, title and interest in and to the Purchased Assets.

3.11 Assignment and Assumption Agreement. At the Closing Seller and Buyer shall execute the Assignment and Assumption Agreement in the form of Exhibit A hereto.

3.12 Title Insurance Policy. At the Closing, Seller shall, at Buyer's cost and expense, procure and deliver to Buyer, as and to the extent requested by Buyer in writing not less than thirty (30) days prior to the Closing Date, a title insurance policy or policies on the terms and conditions set forth in the Specimen Title Policy, issued by Ticor Title Insurance Company.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF SELLER

Seller hereby represents and warrants to Buyer that the statements contained in this Article IV are true, correct and complete as of the date of this Agreement and will be true, correct and complete as of the Closing Date, as though made then and as though the Closing Date were substituted for the date of this Agreement throughout this Article IV (except that representations and warranties that are made as of a specific date need to be true only as of such date), subject to and except as disclosed in the Disclosure Schedule delivered by Seller to Buyer (the "Disclosure Schedule"). For purposes of this Agreement the disclosure of any matter with sufficient particularity in any Section of the Disclosure Schedule shall serve as sufficient disclosure for purposes of all of the representations and warranties contained this Article IV as to which the descriptive nature of the disclosure provides sufficient notice of the materials, facts or

items described therein.

4.01 **Organization and Good Standing**. Seller is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Maine.

4.02 **Due Authorization**. The execution, delivery and performance of this Agreement and the Related Agreements, and the consummation of the transactions contemplated hereby and thereby, have been duly authorized by all necessary corporate action on the part of Seller. This Agreement has been duly executed and delivered by Seller and is a legal, valid and binding obligation of Seller enforceable against Seller in accordance with its terms, and the Related Agreements will, when executed and delivered by Seller at Closing, constitute legal, valid and binding obligations of Seller, enforceable against Seller in accordance with their terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors' rights and to general equity principles and, except as expressly contemplated herein, and except with respect to approvals under the Environmental Laws (as defined in Section 4.10 hereof) which are the subject matter of Section 4.10 hereof, all material authorizations, licenses, permits, approvals and consents of, or notices to or filings or registrations with, any domestic or foreign governmental agency or body, or any other third party, necessary for the execution and delivery by Seller of this Agreement, and/or the consummation of the transactions contemplated hereby (collectively, the "Approvals"), have been, or as of the Closing will have been, duly obtained, effected or given and are, or as of the Closing will be, in full force and effect. Section 4.02 of the Disclosure Schedule annexed hereto sets forth a list of all Approvals, other than those required under the Environmental Laws.

4.03 **Noncontravention**. Except as set forth in Section 4.03 of the Disclosure Schedule, the execution, delivery and performance of this Agreement and the Related Agreements will not (i) result in a violation of any provision of the Articles of Incorporation or By-Laws of Seller, or of any material contract by which it is bound, or of any judgment or decree to which it is a party or by which Seller or the Purchased Assets may be bound or affected; or (ii) result in a default (or give rise to any right of termination, cancellation or acceleration) or result in the creation of any lien, encumbrance, security agreement, charge, pledge, equity or other claim or right of any Person in or to the Purchased Assets under the terms, conditions or provisions of any material note, bond, mortgage, indenture, license agreement or other instrument or obligation to which Seller is a Party or by which Seller or the Purchased Assets may be bound. All necessary material authorizations of the transactions contemplated by this Agreement and the Related Agreements required to be obtained by Seller from any Federal, state, local or foreign government or agency shall have been obtained prior to the Closing, and any material filings, notifications or disclosures required by law or regulations of such government or agency shall have been made in such form as is acceptable as filed. Buyer shall cooperate with Seller in a commercially reasonable manner with respect to the aforesaid filings, notifications or disclosures to the extent necessary to obtain said authorizations. Seller will deliver to Buyer at the Closing true and complete copies of all resolutions of its board of directors by which the execution, delivery and performance of this Agreement and the Related Agreements and consummation of the transactions contemplated hereby and thereby were authorized, certified by the Secretary or Assistant Secretary of Seller as of the Closing Date.

4.04 **Title to Assets; Encumbrances**. Except with respect to real property (the representation and warranty with respect to which shall be as set forth in Section 4.05 below), Seller has and, at the Closing, will have, good and marketable title to all of the Purchased Assets, free and clear of all Encumbrances, except those specified in Section 4.04 of the Disclosure Schedule and liens for taxes not yet due and payable.

4.05 **Real Property**.

(a) Section 4.05 of the Disclosure Schedule contains a list and description of all the Purchased Timberlands (the "Purchased Timberlands").

(b) The Seller has, or will at the Closing have, title to all of the fee interests in and to the Purchased Timberlands and the Office Property together with all easements and other appurtenant rights, free and clear of all mortgages and other liens, Encumbrances, covenants, restrictions, easements, rights-of-way, claims and other matter affecting title except for the Permitted Exceptions.

(c) Other than as set forth in Section 4.05 of the Disclosure Schedule, there are no condemnation proceedings pending or, to the Knowledge of Seller, threatened relating to the Purchased Timberlands or the Office Property.

(d) Other than as set forth in Section 4.05 of the Disclosure Schedule, and except for Permitted Exceptions, Seller has, and at the Closing will have, usage rights in perpetuity (except licenses which may be terminated or which expire by their terms), valid rights of way or other rights of access to the Purchased Timberlands which are customary in connection with timberlands in the region in the State of Maine in which the Purchased Timberlands are located and are adequate in all respects for Seller's historical use of the Purchased Timberlands as commercial forest.

(e) Except for the covenants of Seller in the Deed, easements and other related documents conveying title to the Purchased Timberlands, the provisions of Section 6.07 shall provide the sole remedy of Buyer against Seller and its Affiliates with respect to all matters and controversies concerning the title of all Purchased Timberlands and the Office Property and easements and other appurtenant rights.

(f) Notwithstanding any other provision of this Agreement (but except for the covenants contained in the Deed), Seller and Buyer agree that no representation, warranty or covenant is made by Seller, and no representation, warranty, covenant or indemnity of Seller provided herein shall apply or be construed so as to apply with respect to any Great Pond included within the Purchased Timberlands.

4.06 **Tax Matters**. There is no tax obligation, assessment, excise or levy pending, or to the Knowledge of Seller, threatened against Seller or the Purchased Assets which constitutes, or may in the future constitute, a lien on the Purchased Assets (other than the Permitted

Exceptions), and, if any such lien (other than the Permitted Exceptions) exists or arises, it will be promptly discharged by Seller. All Taxes relating to the Purchased Timberlands or the Office Property which are due and payable at the time of Closing and (i) which could result in a lien on the Purchased Assets or (ii) for which Buyer would become liable, have been paid.

4.07 **Compliance with Laws, Etc.** To the Knowledge of Seller, except as set forth in Section 4.07 of the Disclosure Schedule, and except with respect to Environmental Laws, compliance with which is the subject of Section 4.10 hereof: (i) Seller has in all material respects maintained and operated the Purchased Assets in compliance with (A) all applicable domestic and foreign laws, rules and regulations and (B) all applicable orders, writs, judgments, injunctions, decrees and similar commands of courts or governmental agencies or other governmental bodies and all decisions and awards of any arbitration panel or tribunal and (ii) except as set forth in Section 4.07 of the Disclosure Schedule, Seller has not received any written notification of any asserted present or past material failure by it to comply with such laws, rules or regulations, or such orders, writs, judgments, injunctions or decrees, with respect to the Purchased Assets. Section 4.07 of the Disclosure Schedule also lists all citations, if any, of Seller issued under the Federal Occupational Safety and Health Code of 1970, as amended, and under all other applicable occupational health and safety laws and regulations related to the Purchased Assets.

4.08 **Litigation**. Except as set forth in Section 4.08 of the Disclosure Schedule, there are no (i) civil or criminal actions, suits, claims, investigations or legal or administrative or arbitration (or other binding alternative dispute resolution) proceedings pending or, to the Knowledge of Seller, threatened against Seller or the Purchased Assets or (ii) orders, writs, judgments, injunctions, decrees, awards or similar commands of any court, any government agency or other governmental body, or any arbitration tribunal or panel, applicable to Seller and affecting the Purchased Assets at law or in equity. Nothing contained in this Section 4.08 shall constitute a representation or warranty regarding Environmental Laws or Environmental Liabilities and Costs, all such representations and warranties being contained solely in Section 4.10 hereof.

4.09 **Permits, Etc.** To the Knowledge of Seller, set forth in Section 4.09 of the Disclosure Schedule is a list of all material governmental licenses, permits, certificates of inspection, other authorizations, notices, filings and registrations (except for those pertaining to Environmental Laws, which shall be governed by Section 4.10 hereof) which are necessary for Seller to own and operate the Purchased Assets in accordance with applicable law and as presently operated in all material respects (collectively, the "Authorizations"), together with all Consents and Approvals required for Seller to transfer the Purchased Assets to Buyer, excluding any potential subdivision approval required for such transfer. To the Knowledge of Seller, all the Authorizations have been duly and lawfully secured or made by Seller and are legal, valid and in full force and effect and fully assignable, subject to agency approval (which Consents and Approvals shall be obtained by Seller and Buyer, as applicable, pursuant to Section 6.06 hereof, by the Closing Date), to Buyer. There are no material defaults or breaches of any Authorizations and there is no proceeding pending or, to the Knowledge of Seller, threatened to revoke, suspend, terminate or delay the granting of new Authorizations or limit any Authorization which

would materially and adversely affect the Purchased Assets. Except as set forth in Section 4.09 of the Disclosure Schedule, none of the transactions contemplated by this Agreement will terminate, violate or limit the effectiveness of any of the Authorizations. Seller has made, or will as of the Closing have made, in a timely manner, all material filings, reports, notices and other communications with the appropriate governmental body, and have otherwise taken, or will as of the Closing have taken, in a timely manner, all other action, known or anticipated to be required to be taken by Seller, reasonably necessary to secure the renewal and transfer to Buyer of the respective Authorizations prior to the dates of their respective expirations.

4.10 Environmental Protection.

(a) For purposes of this Agreement, the following terms shall have the meanings set forth below:

(i) "Cleanup" shall mean all actions required under this Agreement and/or under the Environmental Laws to: (1) remove, treat or remediate Hazardous Substances in the environment; (2) prevent the Release of Hazardous Substances so that they do not migrate, endanger or threaten to endanger public health or welfare or the environment; (3) perform pre-remedial studies and investigations and post-remedial monitoring and care; and (4) respond to any government requests for information or documents relating to cleanup, removal, treatment or remediation of Hazardous Substances in the environment at the Purchased Timberlands, or at any site to which Hazardous Substances were released or sent or are alleged to have been Released or sent by Seller in connection with the operation of the Purchased Timberlands.

(ii) "Environmental Laws" shall mean all federal, state and local laws, regulations, rules, ordinances and court decisions in effect as of the Closing Date relating to pollution or protection of the environment (excluding forestry), including the outdoor environment and, if specifically covered by a law, regulation, rule, ordinance or decision, the indoor environment, or relating to record keeping, notification, disclosure and reporting requirements respecting Hazardous Substances; provided, however, that standards scheduled to go into effect after the Closing Date, which are contained in laws, regulations, rules, ordinances and court decisions promulgated, issued or passed prior to the Closing Date, are not considered to be in effect as of the Closing Date.

(iii) "Hazardous Substance" shall mean all hazardous substances, oils, pollutants or contaminants as those terms are defined as of the Closing Date in the National Oil and Hazardous Substances Pollution Contingency Plan, 40 C.F.R. Section 300.5, or under the Maine Uncontrolled Hazardous Substance Sites Law, 38 M.R.S.A. Section 1362.1.

(iv) "Environmental Liabilities and Costs" shall mean all liabilities, obligations, responsibilities, obligations to conduct Cleanup, damages (other than consequential damages), punitive damages, treble damages, costs and expenses (including, without limitation, all reasonable fees, disbursements and expenses of counsel, expert and consulting fees, costs of investigations and of responding to government requests for information or documents), fines, penalties, restitution and monetary sanctions, or interest assessed by a court or governmental

entity, resulting from any claim or demand by any person or from any governmental or court order, whether, without limitation, based on strict liability, joint and several liability, or criminal or civil liability, arising under any Environmental Law as a result of past or present ownership, leasing or operation of any properties owned, leased or operated by Seller. Notwithstanding the foregoing, Environmental Liabilities and Costs do not include costs incurred in connection with responding to governmental requests for information directed at Seller unless the request seeks information: (a) relating to Cleanup at the Purchased Timberlands or at any off-site location to which Seller sent or Released or is alleged to have sent or Released Hazardous Substances in connection with the operation of the Purchased Timberlands on or prior to the Closing Date, or (b) as to whether the Purchased Timberlands were operated in compliance with Environmental Laws on or prior to the Closing Date.

(v) "Release" shall include all releases as such term is defined in 42 U.S.C.A. Section 9601(22) and all discharges as such term is defined in 33 U.S.C.A. Section 1321(a)(2) and 38 M.R.S.A. Section 1317, as in effect on the Closing Date.

(b) Section 4.10(b)(i) of the Disclosure Schedule is a list of all permits (including, without limitation, land use permits), licenses, approvals, consents, notices, filings and registrations and other authorizations that are required under the Environmental Laws and that are material to the ownership, use and operation of the Purchased Timberlands. Except as set forth in Section 4.10(b)(ii) of the Disclosure Schedule, all such permits, licenses, approvals, consents, notices, filings and registrations and other authorizations are in effect and no appeal nor any other action is pending to revoke any such permit, license, approval, consent, notice, filing and registration or other authorization. To Seller's Knowledge, and except as set forth in Section 4.10(b)(ii) of the Disclosure Schedule, Seller is, and as of the Closing will be, in compliance in all material respects with all terms and conditions of all such permits, licenses, approvals, consents, notices, filings and registrations and other authorizations.

(c) Except as set forth in Section 4.10(c) of the Disclosure Schedule:

(i) To the Knowledge of Seller, the Purchased Timberlands are in compliance in all material respects with all Environmental Laws including, without limitation, all restrictions, conditions, standards, limitations, prohibitions, requirements, obligations, schedules and timetables contained in the Environmental Laws or contained in any plan, order, decree, judgment or injunction, promulgated or approved thereunder or in a Cleanup or compliance plan to which Seller has agreed, and Seller has provided to Buyer a copy of all documents in its possession showing noncompliance during the past fifteen (15) years with any Environmental Law.

(ii) Seller has heretofore delivered to Buyer a true and complete list of all environmental studies within Seller's possession made in the last five (5) years relating to the Purchased Timberlands and the Office Property, and has delivered to Buyer copies of all such studies requested by Buyer.

(iii) There is no civil, criminal or administrative action, suit, demand,

claim, hearing, notice of violation, investigation (to the Knowledge of Seller), proceeding, notice or demand letter pending or, to the Knowledge of Seller, threatened in respect of the Purchased Timberlands or the Office Property relating in any way to the Environmental Laws or to any plan, order, decree, judgment or injunction entered, promulgated or approved thereunder or to any Cleanup or compliance plan to which Seller has agreed which, if determined adversely to Seller, would likely have an adverse impact in excess of $50,000.

(iv) To the Knowledge of Seller, no person has Released, placed, stored, buried or dumped any Hazardous Substances on, beneath or adjacent to the Purchased Timberlands, except for inventories of such substances used or to be used, and wastes generated therefrom, in connection with the Purchased Timberlands or the Office Property (which inventories and wastes, if any, were and are stored or disposed of in accordance with applicable laws, regulations, and approvals (such approvals are listed in Section 4.10(b) of the Disclosure Schedule), and in a manner such that there has been no unpermitted Release of any such substances into the environment).

(v) To the Knowledge of Seller, no Release or Cleanup has occurred at the Purchased Timberlands or the Office Property which has resulted or could result in the assertion or creation of a lien on any of the Purchased Timberlands or the Office Property by any governmental body or agency with respect thereto, nor has any such assertion of a lien been made by any governmental body or agency with respect thereto.

(vi) Seller has not received any notice or order from any governmental agency, Person or private or public entity advising it that it is responsible for or potentially responsible for Cleanup or for paying the cost of Cleanup of any Hazardous Substances or of any other waste or substance at the Purchased Timberlands or at any other property which has received Hazardous Substances generated, stored or transported by Seller in connection with the operation of the Purchased Timberlands or the Office Property prior to the Closing Date and has not entered into any agreements concerning such Cleanup, nor to Seller's Knowledge is Seller aware of any fact which is likely to give rise to such notice, order or agreement.

(vii) Seller has not entered into any agreement that may require it to pay to, reimburse, guarantee, pledge, defend, indemnify or hold harmless any person for or against Environmental Liabilities and Costs relating to the Purchased Timberlands or the Office Property.

(viii) To the Knowledge of Seller, use of the Purchased Timberlands and the Office Property has not resulted within the previous ten (10) years in the "taking" of any endangered or threatened species or the adverse modification of "critical habitat" of an endangered or threatened species as those terms are defined under the Environmental Laws. Seller has no Knowledge of the existence or presence of any threatened or endangered species on the Purchase Timberlands that could result in any material curtailment of Seller's historic use of the Purchased Timberlands.

(d) Except as set forth in Section 4.10(c) of the Disclosure Schedule, to the

Knowledge of Seller, there are no underground storage tanks beneath the Purchased Timberlands.

(e) Sections 4.10(b), (c) and (d) hereof notwithstanding, Seller has not delivered to Buyer certain documents subject to the attorney-client or work-product privileges, where providing the documents to Buyer or Seller would waive any legal privilege. The information contained in such documents does not disclose any fact or circumstance that would make Seller's representations contained in this Section 4.10 untrue.

4.11 Assumed Contracts. Section 4.11 of the Disclosure Schedule constitutes a full and complete list, as of the date hereof, of all Assumed Contracts. The Assumed Contracts represent all of the unrecorded contracts or agreements to which Seller is a party which affect the Purchased Assets. Except as indicated in Section 4.11 of the Disclosure Schedule, Seller has not breached or violated nor is Seller in default under nor, to the Knowledge of Seller, has the other party to the Assumed Contract breached or violated nor is the other party presently in default under, any of the Assumed Contracts; the execution of this Agreement and the consummation of the transactions contemplated hereby will not constitute a default or breach under the Assumed Contracts; and the execution of this Agreement and the consummation of the transactions contemplated hereby will not give rise to any approvals or consent requirement under any of the Assumed Contracts. Except as otherwise set forth in Section 4.11 of the Disclosure Schedule, all of the Assumed Contracts are in full force and effect, have not been modified or amended, and terminate or can be terminated by Seller on or prior to April 1, 2006.

4.12 Absence of Material Change. Except as set forth in Section 4.12 of the Disclosure Schedule, since December 31, 2004, the Purchased Timberlands have been operated in the ordinary course, and there has not been incurred, nor has there occurred, any damage, destruction or loss, which has had a Material Adverse Effect.

4.13 Tenants-In-Common Interest. Section 4.05 of the Disclosure Schedule describes all tenant-in-common interests relating to the Purchased Timberlands, the nature of such interests, the names of the other owners of the interests and any agreements relating to such interests. Except as set forth in Section 4.05 of the Disclosure Schedule, there are no outstanding monetary or other obligations owed by Seller to any of Seller's tenants-in-common which will materially and adversely impact Buyer or the Purchased Timberlands after the Closing.

4.14 Encroachments. Except as set forth in Section 4.05 of the Disclosure Schedule, to the Knowledge of Seller, there are no material encroachments, overlaps or boundary line disputes involving the Purchased Timberlands or the Office Property.

4.15 Additional Representations or Warranties. Except as expressly set forth in Sections 4.1 through 4.14 hereof, or in any document or instrument delivered by Seller to Buyer at Closing, or in the Exhibits and Schedules hereto, Seller makes no representations or warranties to Buyer, express or implied, and no representations or warranties by Seller to Buyer shall be deemed to arise hereafter except as set forth in this Agreement and the documents contemplated hereby and delivered at the Closing by Seller. THE PURCHASED ASSETS ARE BEING

CONVEYED TO BUYER HEREUNDER, EXCEPT AS EXPRESSLY REPRESENTED BY SELLER IN THIS ARTICLE IV OR IN ANY DOCUMENTS DELIVERED AT CLOSING, "AS IS, WHERE IS."

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF BUYER

Buyer hereby represents and warrants to Seller that the statements contained in this Article V are true, correct and complete as of the date of this Agreement and will be true, correct and complete as of the Closing Date, as though made then and as though the Closing Date were substituted for the date of this Agreement throughout this Article V (except that representations and warranties that are made as of a specific date need to be true only as of such date).

5.01 Organization and Good Standing. Buyer is a limited partnership duly organized, validly existing and in good standing under the laws of North Carolina.

5.02 Due Authorization. The execution, delivery and performance of this Agreement and the Related Agreements, and the consummation of the transactions contemplated hereby and thereby, have been duly authorized by all necessary corporate action on the part of Buyer (and the execution, delivery and performance of the Related Agreements, and the transactions contemplated thereby, when executed by Buyer hereunder, will have been duly authorized by all necessary corporate action on the part of such designee). This Agreement has been duly executed and delivered by Buyer, and is a legal, valid and binding obligation of Buyer enforceable against Buyer in accordance with its terms, and the Related Agreements will, when executed and delivered by Buyer at Closing, constitute legal, valid and binding obligations of Buyer, enforceable against Buyer, in accordance with their terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors' rights and to general equity principles and, except as expressly contemplated herein, Buyer does not need to give any notice to, make any filing with, or obtain any authorization, consent, or approval of any government or governmental agency in order to consummate the transactions contemplated by this Agreement.

5.03 Noncontravention. The execution, delivery and performance of this Agreement and the Related Agreements will not result in a violation of any provision of the Certificate of Limited Partnership or Limited Partnership Agreement of Buyer, or of any order, writ, injunction, judgment, decree, law, statute, rule or regulation to which Buyer is a Party. The execution, delivery and performance by Buyer of the Related Agreements to which it will be a party will not result in a violation of any provision of the organization documents of Buyer, or of any order, writ, injunction, judgment, decree, law, statute, rule or regulation to which Buyer is a party. All necessary authorizations of the transactions contemplated by this Agreement and the Related Agreements required to be obtained by Buyer from any Federal, state, local or foreign government or agency shall have been obtained prior to the Closing, and any filings, notifications or disclosures required by law or regulations of such government or agency shall have been made in such form as is acceptable as filed. Seller shall cooperate with Buyer with

respect to the aforesaid filings, notifications or disclosures to the extent necessary to obtain said authorizations. Buyer will deliver to Seller at the Closing a true and complete copy of all resolutions of its board of directors by which the execution, delivery and performance of this Agreement and the Related Agreements and consummation of the transactions contemplated hereby and thereby were authorized, certified by the Secretary or Assistant Secretary of Buyer as of the Closing Date.

5.04 **Financial Ability**. Buyer will have available on the Closing Date sufficient funds to pay in full the Purchase Price and to consummate the transactions contemplated hereby.

ARTICLE VI

COVENANTS PENDING CLOSING

The Parties agree as follows with respect to the period between the execution of this Agreement and the Closing.

6.01 **General**. Each of the Parties will use its commercially reasonable efforts to take all action and to do all things necessary, proper, or advisable in order to consummate and make effective the transactions contemplated by this Agreement (including satisfaction, but not waiver, of the closing conditions set forth in Article VII below).

6.02 **Press Releases and Public Announcements**. No Party shall issue or cause to be issued any press release or make or cause to be made any public announcement relating to the subject matter of this Agreement prior to the Closing, without the prior written approval of the other Party; provided, however, that any Party may make any public disclosure it believes in good faith is required by applicable law or any listing or trading agreement concerning its publicly-traded securities (in which case the disclosing Party will use its best efforts to advise the other Parties prior to making the disclosure). The provisions of this Section 6.02 shall supersede any conflicting provision contained in the Confidentiality Agreement.

6.03 **Disclosure**. This Agreement, and all information delivered to Buyer or its directors, officers, employees, agents or professional advisors (the "Buyer Group"), by Seller or its Affiliates, or the directors, officers, employees, agents or professional advisors of any of the foregoing ("Seller Group"), in connection with this Agreement and the transactions contemplated hereby, or to which the Buyer Group has been provided access by Seller Group, shall be subject to the terms of the Confidentiality Agreement, to which Buyer hereby agrees to be bound as though it were a signatory thereof, which Confidentiality Agreement shall survive the Closing or any termination of this Agreement for a period of twenty-four (24) months.

6.04 **Maintenance of Purchased Assets**. Except as contemplated by this Agreement, during the period from the date of this Agreement to the Closing Date, Seller will operate the Purchased Timberlands in, and only in, the ordinary course of business in accordance with all applicable laws and substantially in the manner heretofore conducted. Without limiting the generality of the foregoing, and, except as contemplated in this Agreement, prior to the Closing

Date, without the prior written consent of Buyer, Seller will not sell, transfer, mortgage, encumber or otherwise dispose of any of the Purchased Assets, except in the ordinary course of business consistent with past practice. Notwithstanding the foregoing, Buyer acknowledges and agrees that Seller may, in the ordinary course of business consistent with past practices of Seller, enter into or extend (for terms not beyond sixty (60) days from the date hereof) contracts for harvesting and hauling of timber in or on the Purchased Timberlands, sale of forest products from the Purchased Timberlands, and road maintenance and construction contracts, which are presently in existence.

6.05 Access to Information. Buyer acknowledges that as of the Closing it will have performed, to its satisfaction, all due diligence necessary in connection with its purchase of the Purchased Assets hereunder, including all investigations, inspections, examinations and tests of the Purchased Assets and the physical, zoning, building code, tax, regulatory matters and conditions applicable thereto, and the title thereto. Buyer agrees to provide Seller with at least 48 hours' prior notice of any proposed on-site visits to Seller's facilities, employees or consultants, and agrees that any ongoing due diligence activities shall be conducted so as not to interfere with Seller's ordinary business activities.

6.06 Consents. The Parties hereto will use their commercially reasonable efforts to promptly obtain Approvals and consents ("Consents") (including any required Consents to the assignment of contracts and any required approvals or permit transfers from environmental or non-environmental agencies) of all persons and governmental authorities necessary for the consummation of the sale of the Purchased Assets and the other transactions contemplated by this Agreement and the Related Agreements; provided, however, that nothing contained herein shall require a party to pay any monies to any non-governmental entity or to institute litigation.

6.07 Title Defects & Environmental Defects.

(a) On the Closing Date, title to the Purchased Timberlands shall be marketable, subject only to the Permitted Exceptions. Any matter that would make title to the Purchased Timberlands unmarketable, other than the Permitted Exceptions (but excluding, solely for purposes of this Section 6.07(a), the Permitted Exceptions described in clauses (v), (vi), (vii) or (xv) of the definition thereof), shall be referred to herein as a "Title Defect". Buyer acknowledges that Buyer has previously received the Specimen Title Policy. Within five (5) days after the date of this Agreement, Seller shall deliver to Buyer's counsel legible copies of each of the documentary title exceptions set forth in the Specimen Title Policy (the "Title Exception Documents") for Buyer's review. Buyer shall complete its review of the Specimen Title Policy and the Title Exception Documents not later than April 15, 2005 (the "Review Period"). Buyer shall notify Seller in writing on or prior to the expiration of the Review Period of any Title Defect. In addition, Buyer shall have the right to object to any Title Defect which first arises after the date of the Specimen Title Policy and prior to Closing (a "Subsequent Title Defect"). Buyer shall be deemed to have waived any objection to any such Title Defect if Buyer fails to notify Seller of such Title Defect on or prior to the expiration of the Review Period or, in the case of a Subsequent Title Defect, the Closing, and any such matter shall be deemed to be an "Accepted Title Defect". In addition, the Parties agree that no Title Defect shall be constituted

by, or be included in, any Title Notice by Buyer in connection with any Great Pond included within the Purchased Timberlands. After receipt by Seller of a timely notice (a "Title Notice") from Buyer identifying any Title Defect, Seller shall have the right but not the obligation to cure such Title Defect prior to Closing. Seller shall be deemed to have cured any such Title Defect if it provides the Buyer with a commitment from a nationally recognized title insurance company to issue an endorsement to the title insurance policy affirmatively insuring over such Title Defect, and such endorsement is in form and substance reasonably acceptable to Buyer. In such event, Seller shall pay the incremental cost of obtaining any such endorsement, over and above the cost of obtaining the title insurance policy without such endorsement.

Seller shall have the right to delay the Closing for up to 45 days to permit such remedy or cure (such 45-day cure period being referred to herein as the "Title Cure Period"). If Seller remedies or cures such Title Defect, Seller shall have the right to set the Closing Date by giving Buyer written notice thereof, provided that such Closing Date shall be no sooner than five (5) Business Days after such notice, and provided further that the Closing shall not occur prior to satisfaction or waiver of the conditions to closing set forth in this Agreement. If Seller fails or elects not to cure such Title Defect prior to Closing, as the same may be extended by Seller, then Buyer, at its sole election may either:

(i) delete the real property subject to such uncured Title Defect from the real property conveyed by Seller to Buyer at Closing and the Purchase Price will be reduced by an amount equal to the number of measured acres of fee interest comprising such Removed Real Property multiplied by $335 per measured fee acre for all such property (or, in the case of the Office Property, the fair market value thereof, as mutually agreed by the Parties prior to Closing); or

(ii) consummate the transactions contemplated under this Agreement and accept title to the affected portion of the Purchased Timberlands without reduction in the Purchase Price.

(b) Buyer shall have the right, at its sole cost and expense, to obtain a phase I environmental site assessment of the Purchased Timberlands and the Office Property (the "ESA") at any time prior to the expiration of the Review Period. In the event the ESA reveals the existence of any Hazardous Substance on the Purchased Timberlands or with respect to the Office Property, Buyer will have the right, exercisable at Buyer's sole election, either:

(i) to delete the portion of the Purchased Timberlands or, as the case may be, the Office Property, subject to such Hazardous Substance from the real property conveyed by Seller to Buyer at Closing, and the Purchase Price will be reduced by an amount equal to the number of measured acres of fee interest comprising such Removed Real Property multiplied by $335 per measured fee acre for all such property (or, in the case of the Office Property, the fair market value thereof, as mutually agreed by the Parties prior to Closing); or

(ii) consummate the transactions contemplated under this Agreement and

accept title to the affected portion of the Purchased Timberlands without reduction in the Purchase Price.

(c) If the aggregate amount of all Removed Real Property is 12,000 acres or more, either party may elect to terminate this Agreement upon written notice to the other party, whereupon this Agreement shall terminate and neither party hereto will have any further rights, duties or obligations hereunder, other than those which expressly survive a termination hereof.

(d) In the event any portion of the Purchased Timberlands is deleted from the transactions contemplated herein pursuant to this Section 6.07, such additional surrounding acreage as is mutually acceptable to the Parties will be included in the Removed Real Property to ensure that each of the tracts retained by Seller after the Closing is of a sufficient size to constitute a manageable timberland tract.

(e) Buyer and Seller acknowledge that the deletion of the Removed Real Property may create access problems for both Buyer and Seller after Closing. Buyer and Seller agree to execute at the Closing such commercially reasonable access easements (collectively, the "Access Easements") as are necessary (i) to provide Seller with access to and from any portions of the Removed Real Property over those portions of the Purchased Timberlands actually acquired by Buyer and (ii) to provide Buyer with access to those portions of the Purchased Timberlands actually acquired by Buyer over and across any portions of the Removed Real Property. The Parties further acknowledge that the deletion of the Removed Real Property may create a potential violation of subdivision or similar laws and regulations, and agree to exercise their respective commercially reasonable efforts to avoid such a violation.

6.08 **Related Agreements**. The Parties hereto agree that at Closing they will execute and deliver (or cause their Affiliates to execute and deliver) the Related Agreements to which they or their Affiliates are to be a Party. In the event that, at or prior to the Closing, Prentiss & Carlisle fails to execute and deliver the Fiber Supply Agreement and the Master Stumpage Agreement, Buyer and Seller agree that, at the Closing, they (or, at Seller's option, Fraser Papers Limited ("FPL") in place of Seller) will execute and deliver a master stumpage agreement in the form described in Section 9.02(b) of the form of Master Stumpage Agreement attached hereto, with the pricing thereunder from time to time to equal, for each category of Fiber, (i) the price that FPL would have paid for such category of Fiber under the Fiber Supply Agreement, had it been in effect, minus (ii) an allocable portion of Seller's (or FPL's) reasonable costs (including a reasonable allocation of overhead) of performing its obligations and the other tasks contemplated by such master stumpage agreement.

6.09 **Hart-Scott-Rodino**. Promptly following the execution of this Agreement, the Parties or their appropriate Affiliates will make all filings which are required in connection with the transactions contemplated hereby under the HSR Act and any fees associated with such required filings shall be shared equally by the Parties. Each of the Parties and their appropriate Affiliates will furnish the other Parties such information and assistance as may reasonably be requested in connection with preparation of filings or submissions to any governmental agency, including, without limitation, any filings necessary under the provisions of the HSR Act. The

Parties will each use their reasonable efforts to resist any assertion that the transactions contemplated by this Agreement constitute a violation of federal or state antitrust laws and shall seek early termination of the waiting period under the HSR Act. In the event that Buyer determines that it is exempt from all filings pursuant to the HSR Act (which determination shall be made no later than April 7, 2005), Buyer will promptly notify Seller in writing of such determination. Notwithstanding any other provision of this Agreement, Seller shall have no liability, and shall provide no indemnity, to Buyer, for any failure of Seller to make any filing pursuant to the HSR Act if such failure to file is based upon Seller's receipt of written notification from Buyer pursuant to the foregoing sentence.

6.10 **Notice of Developments**. From the date hereof until the Closing Date, the parties shall notify each other in writing and supply full details of any matter arising after the date hereof which, if existing or occurring at the date of this Agreement, would have been required to be set forth or described in the Schedules hereto. For the purpose of determining the satisfaction of the conditions set forth in Article VII hereof, such updated information shall not be deemed added to the Schedules to this Agreement to prevent or cure any misrepresentation, breach of warranty, or breach of covenant, but such updated information shall be deemed added to the Schedules for purposes of determining whether representations and warranties have been breached and give rise to indemnification pursuant to Article X hereof.

6.11 **Harvesting**. Subject to the terms of this Agreement, Seller will not harvest or cut any of the timber on the Purchased Timberlands during the term of this Agreement. Seller will use reasonable care consistent with existing practices of Seller to minimize the risk of unauthorized harvest of timber on the Purchased Timberlands. Seller agrees to promptly notify Buyer if it detects any unauthorized harvest of such timber.

6.12 **Covenants of Seller**. Up to and including the Closing Date, Seller shall continue to provide fire protection, road maintenance, patrolling and preventive work to reduce the risk of fire, other casualty loss, trespass, safety hazards and unauthorized dumping of refuse and otherwise maintain the Purchased Timberlands in a manner consistent with Seller's past practices.

6.13 **Reports**. Pending Closing, Seller shall provide Buyer with monthly reports reflecting all timber removals and will promptly furnish to, or make available for inspection by, Buyer copies of such other documents that relate thereto as Buyer may, from time to time, reasonably request.

6.14 **Assumed Contracts**. Seller will continue to comply in all material respects with all of the Assumed Contracts and use its commercially reasonable efforts not to commit any act or omit to do any act, nor, to the extent within Seller's reasonable control, permit any act or omission to act, which may cause a material breach of any of the Assumed Contracts.

6.15 **Risk of Loss**.

(a) Subject to the other terms of this Section 6.15, Seller shall bear the risk of

casualty losses with respect to the Purchased Timberlands until the Closing Date. For purposes of this Agreement, it is agreed that a casualty loss shall be defined as any material destruction or damage to any portion of to the timber located on the Timberlands by fire, flood or storm (or other similar casualty) or by insects or disease (a "Casualty Loss"). Seller agrees to promptly notify Buyer of any and all Casualty Losses. "Material" destruction or damage shall mean any destruction or loss affecting $5,000,000 in aggregate Timber Capital Value (as defined below).

(b) If a Casualty Loss having an aggregate Timber Capital Value of less than $500,000 occurs prior to Closing, there shall be no adjustment in the Purchase Price. If a Casualty Loss having an aggregate Timber Capital Value of $500,000 to $5,000,000 occurs, the Purchase Price shall be reduced by the sum of seventy-five percent (75%) of the aggregate Timber Capital Value loss.

(c) If a Casualty Loss having an aggregate Timber Capital Value of $5,000,000 or more occurs prior to Closing, Buyer may, in its sole discretion, terminate this Agreement, in which event the provisions of Section 11.02 shall become effective.

(d) For purposes of this Agreement, "Timber Capital Value" shall mean the value, net of the actual salvage value received by Buyer after Closing upon the sale of the damaged timber after deducting the cost of harvesting and delivery of the timber.

6.16 Seller to Provide Access. Prior to Closing, Seller shall accord to Buyer and to Buyer's counsel, accountants, engineers, and other representatives, during normal business hours, reasonable access to the Purchased Timberlands and to all books, records and documents relating to the Purchased Assets and provide to Buyer such information concerning the business and operations of the Purchased Timberlands as Buyer may reasonably request. Subject to the provisions of Section 10.01 hereof, any investigation or examination by Buyer in connection with the foregoing shall not in any way diminish or obviate any representation or warranty of Seller made in this Agreement and the Schedules and Exhibits hereto or in connection herewith or therewith. Buyer agrees to indemnify and hold harmless Seller from any and all liability, costs, harm, damage and expense to Seller relating from the exercise by Buyer of its rights under this paragraph.

ARTICLE VII

CLOSING CONDITIONS

7.01 Conditions to Obligations of All Parties. The respective obligations of each Party to effect the transactions contemplated hereby shall be subject to the fulfillment at or prior to the Closing Date of the following conditions:

(a) No Litigation, Order, Decree or Injunction. No action, suit or other proceeding shall be pending before any court, tribunal or governmental authority seeking or threatening to restrain or prohibit the consummation of the transactions contemplated by this Agreement or seeking to obtain substantial damages in respect thereof, or involving a claim that

consummation thereof would result in the violation of any law, decree or regulation of any governmental authority having appropriate jurisdiction; provided, however, that no such action, suit or proceeding commenced or threatened by a private person or entity shall constitute failure of a condition to any Party's obligations under this Agreement. No order, decree or ruling of any governmental authority or court shall have been entered prohibiting, restraining or otherwise preventing the consummation of the transactions contemplated hereby; and

(b) Expiration of HSR Act Waiting Period. Either (i) it is determined that no filing is required under the HSR Act in connection with the transactions contemplated under this Agreement or (ii) all applicable waiting periods under the HSR Act shall have expired without any indication by the Department of Justice or the Federal Trade Commission that either of them intends to challenge the transactions contemplated hereby, or early termination thereof shall have been granted; and

(c) Consents Obtained. All Consents, Approvals and Authorizations listed on Schedule 7.01(c) shall have been obtained, to the extent the failure to so obtain would have a Material Adverse Effect.

7.02 Conditions to Obligations of Buyer. The obligations of Buyer under this Agreement and the consummation by Buyer of the transactions contemplated hereby are subject to the satisfaction at or prior to the Closing of the following conditions, unless waived by Buyer in writing:

(a) Representations and Warranties. The representations and warranties of Seller set forth in this Agreement shall be true and correct as of the date of this Agreement and as of the Closing as though made on and as of the Closing, except where the failure of such representations and warranties to be true and correct would not have a Material Adverse Effect.

(b) Performance of Obligations of Seller. Seller and its Affiliates shall have materially performed all obligations required to be performed by it or them under this Agreement, and materially complied with all covenants for which compliance by it or them is required under this Agreement, prior to or at the Closing.

(c) Closing Documentation. Buyer shall have received the following documents, agreements and instruments from Seller:

(i) A certificate signed by an officer of Seller certifying as to the matters set forth in Sections 7.02(a) and 7.02(b) above;

(ii) An opinion of counsel to Seller, dated the date of the Closing and addressed to Buyer, with respect to the subjects set forth in Exhibit F annexed hereto;

(iii) A certificate of the Secretary or an Assistant Secretary of Seller dated the Closing Date certifying (A) that attached thereto are true, complete and correct copies of resolutions, as in effect on the date of such certification, duly adopted by the Board of

Directors of Seller, or a duly authorized committee thereof, approving the transactions contemplated hereby and authorizing the execution, delivery and performance by Seller of this Agreement and the sale and transfer of the Purchased Assets in accordance herewith, and (B) as to the incumbency and signatures of the officers of Seller executing this Agreement and all instruments or other documents delivered in connection with this Agreement; and

(iv) All other instruments and documents required by this Agreement to be delivered by Seller or its Affiliates to Buyer on or before the Closing, including, without limitation, the Fiber Supply Agreement executed by Seller.

(d) **No Material Adverse Effect**. Since the date hereof, there shall have been no material adverse change in the condition of any of the Purchased Assets which in the aggregate would have a Material Adverse Effect.

(e) **Title Insurance**. Buyer shall have received an irrevocable commitment to issue an owners policy of title insurance insuring title to the Purchased Timberlands and the Office Property on ALTA Owner's Form B-1970, in the amount of the Purchase Price, subject only to the Permitted Exceptions, in form and content substantially similar to the Specimen Title Policy or otherwise reasonably satisfactory to Buyer.

7.03 **Conditions to Obligations of Seller**. The obligations of Seller under this Agreement and the consummation by Seller of the transactions contemplated hereby are subject to the satisfaction at or prior to the Closing of the following conditions, unless waived by Seller in writing:

(a) **Representations and Warranties**. The representations and warranties of Buyer set forth in this Agreement shall be true and correct as of the date of this Agreement and as of the Closing as though made on and as of the Closing, except where the failure of such representations and warranties to be true and correct would not have a Material Adverse Effect.

(b) **Performance of Obligations of Buyer**. Buyer and its Affiliates shall have materially performed all obligations required to be performed by it or them under this Agreement, and materially complied with all covenants for which compliance by it or them is required under this Agreement, prior to or at the Closing.

(c) **Closing Documentation**. Seller shall have received the following documents, agreements and instruments from Buyer:

(i) Payment of the Purchase Price pursuant to Section 2.05 hereof;

(ii) A certificate signed by an officer of Buyer certifying as to the matters set forth in Sections 7.03(a) and 7.03(b) above;

(iii) An opinion of Sutherland Asbill & Brennan, counsel to Buyer, relying upon and attaching opinions of such other counsel to Buyer as shall be appropriate or

necessary, each dated the date of the Closing and addressed to Seller, with respect to the subjects set forth in Exhibit G annexed hereto;

(iv) Copies of all consents, approvals and notices referred to in Section 5.02 hereof;

(v) A certificate of the Secretary or an Assistant Secretary of Buyer dated the Closing Date certifying (A) that attached thereto are true, complete and correct copies of resolutions, as in effect on the date of such certification, duly adopted by the Board of Directors of Buyer, or a duly authorized committee thereof, approving the transactions contemplated hereby and authorizing the execution, delivery and performance by Buyer of this Agreement and the purchase and acquisition by Buyer of the Purchased Assets in accordance herewith, and (B) as to the incumbency and signatures of the officers of Buyer executing this Agreement and all instruments or other documents delivered in connection with this Agreement; and

(vi) All other instruments and documents required by this Agreement to be delivered by Buyer to Seller or Seller's Affiliates on or before the Closing, including without limitation (A) the Fiber Supply Agreement executed by Prentiss & Carlisle and the Master Stumpage Agreement executed by both Buyer and Prentiss & Carlisle, or (B) in the event that Prentiss & Carlisle fails to execute the Fiber Supply Agreement or the Master Stumpage Agreement, a master stumpage agreement executed by Buyer and Seller as contemplated by Section 6.08 hereof.

7.04 No Other Conditions to Closing. Except as expressly set forth in this Article VII, there shall be no other condition to the obligations of the Parties under this Agreement nor to the consummation by the Parties of the transactions contemplated hereby.

ARTICLE VIII

THE CLOSING

8.01 Time and Place of Closing. Unless the Closing is postponed pursuant to Section 6.07 hereof, then upon the terms and subject to the satisfaction or waiver of the conditions in this Agreement, the closing of the transactions contemplated hereby (the "Closing") shall take place as of the close of business on later to occur of (i) the business day following the satisfaction of the condition set forth in Section 7.01(b) hereof (or, if the other conditions to the Closing contained in Article VII hereof have not been satisfied or waived by such date, then on the business day after the satisfaction or waiver of the last such condition which is outside of the control of the Parties), or (ii) the date which is fifteen (15) days after the expiration of the Review Period at the offices of Seller's counsel, Pierce Atwood LLP, One Monument Square, Portland, Maine 04101, or at such other time and place as the Parties hereto may agree in writing. The effective time of the Closing is herein referred to as the "Closing Date".

8.02 Instruments of Transfer, Etc. At the Closing, Seller will deliver to Buyer such

deeds, bills of sale, instruments of assignment and other good and sufficient instruments of transfer and the other instruments and documents contemplated hereby, executed by Seller or its Affiliates and in form and substance reasonably satisfactory to Buyer, as Buyer may reasonably require to vest in Buyer all right, title and interest of Seller and its Affiliates in and to the Purchased Assets, and Buyer shall pay to Seller the amount, and deliver to Seller the other instruments and documents, required of it at the Closing. Seller shall deliver to Buyer the Purchased Assets being sold pursuant to this Agreement at the Closing, and the entire right, title and interest of Seller in and to such Purchased Assets shall pass to Buyer at the Closing.

8.03 **Instruments of Access**. Each party shall grant to the other (or Seller may reserve to itself) such easements as are referred to herein.

ARTICLE IX

POST-CLOSING COVENANTS

9.01 **Expenses**. Except as otherwise provided herein, Seller and Buyer shall each bear their own costs and expenses incurred in connection with this Agreement, the Related Agreements and the transactions contemplated hereby and thereby. Seller and its Affiliates shall be responsible for the fees, commissions, expenses and reimbursements incurred by or required to be paid to its professional advisors, and Buyer shall be responsible for the fees, commissions, expenses and reimbursements incurred by or required to be paid to Buyer's professional advisors. Buyer and Seller will each pay one-half of any fees charged by any accountants retained to resolve disputes pursuant to Section 2.06 hereof, except as otherwise set forth in such Section. Buyer shall pay all title insurance premiums (other than the costs of any endorsements obtained by Seller to cure any Title Defect) and recording costs associated with the recordation of the Deed. Seller shall bear the costs of obtaining the Specimen Title Policy.

9.02 **Further Assurances**. Subject to the terms and conditions of this Agreement, each of the Parties hereto will use their commercially reasonable efforts to take, or cause to be taken, all action, and to do, or cause to be done, all things necessary, proper or advisable under applicable laws and regulations to consummate and make effective the sale of the Purchased Assets and the other transactions contemplated by this Agreement and the Related Agreements. From time to time after the date hereof (including after the Closing Date if requested), Seller and its Affiliates will, at their own expense and without further consideration, execute and deliver such instruments and documents to Buyer as Buyer may reasonably request in order more effectively to vest in Buyer good title to the Purchased Assets and to more effectively consummate the transactions contemplated by this Agreement and the Related Agreements.

9.03 **Commissions and Fees**. Seller and Buyer each represents and warrants to the other that no broker, finder, financial adviser or other person is entitled to any brokerage fees, commissions or finder' s fees in connection with the transactions contemplated hereby by reason of any action taken by the Party making such representation, except for fees which may be payable to UBS Securities by Seller. Seller and Buyer will pay to the others or otherwise discharge, and will jointly and severally indemnify and hold the others harmless from and

against, any and all claims or liabilities for all brokerage fees, commissions and finder's fees incurred by reason of any action taken by such Party.

9.04 **Maine Tree Growth Tax Law**. Buyer acknowledges that all or substantially all of the Purchased Timberlands are subject to tax under the Maine Tree Growth Tax Law. Except as provided below, and notwithstanding any other provision of this Agreement, any assessments or penalties under the Maine Tree Growth Tax Law incurred as a result of any actions, failure to act, use, disposition or transfer of any of the Purchased Timberlands following the Closing shall be the sole responsibility of Buyer. Any such penalty arising on or after the Closing as a result of Removed Real Property shall be the sole responsibility of Seller. Buyer further acknowledges that in order for the Purchased Timberlands to continue to qualify for taxation under the Maine Tree Growth Tax Law, Buyer must after Closing comply with the forest management and harvest plan and filing requirements of 36 M.R.S.A. §574-B(3) and notice requirements set forth in 12 M.R.S.A. § 8883-B.

9.05 **Sales, Transfer and Use Taxes**. Notwithstanding the provisions of Section 2.02, 2.03, 2.04 and 2.06, all transfer, documentary, sales, use, stamp, registration and other such Taxes and fees incurred in connection with, or incidental to the recording of the transfer of the Purchased Assets (including any penalties and interest, and including taxes, if any, relating to the transfer of the Purchased Assets to Buyer), shall, whether imposed upon Seller or its Affiliates, or Buyer, be borne in equal portions by Buyer and Seller. If any such Taxes or fees are incurred after Closing as a result of the failure of Buyer to use any of the Purchased Assets as required to qualify for any exemption or exclusion from tax represented by Buyer to be applicable in the certificate attached hereto as Exhibit H, such Taxes or fees shall be borne solely by Buyer. Seller will file all necessary Tax Returns and other documentation with respect to all such transfer, documentary, sales, use, stamp, registration and other Taxes and fees, and, if required by applicable law, Buyer will join in the execution of any such Tax Returns and other documentation. All costs and expenses incurred in connection with Seller's filing of Tax Returns hereunder shall be borne by Seller. At Closing, to the extent applicable, Buyer shall provide Seller with a Maine Sales Tax Resale Certificate in the form attached hereto as Exhibit I.

9.06 **Access to Information**. In order to facilitate the resolution of any claims made by or against or incurred by Seller prior to or after the Closing, upon reasonable notice, Buyer shall, after the Closing: (i) afford the officers, employees and authorized agents and representatives of Seller reasonable access, during normal business hours, to the offices, properties, books and records of Buyer with respect to the Purchased Assets for the period prior to the Closing; (ii) furnish to the officers, employees and authorized agents and representatives of Seller such additional financial and other information regarding the Purchased Assets for the period prior to the Closing as Buyer has in its possession and Seller may from time to time reasonably request; and (iii) make available to Seller, for reasonable lengths of time, the employees of Buyer whose assistance, testimony or presence is necessary to assist Seller in evaluating any such claims and in defending such claims, including the presence of such persons as witnesses in hearings on trials for such purposes; provided, however, that such investigation shall not unreasonably interfere with the businesses or operations of Buyer or any of its Affiliates; and provided, however, that Buyer shall not be obligated to disclose any information

which it holds under a legally binding obligation of confidentiality or which is protected by any privilege that would be waived or lost as a result of disclosure. Seller shall reimburse Buyer or any of its Affiliates for any costs or expenses of Buyer or its Affiliates reasonably incurred in complying with the provisions of this Section.

9.07 **Removal of Trademarks, Etc.** For a period of ninety (90) days following the Closing Date, Seller shall have access to the Purchased Timberlands and the Office Property for the purpose of deleting, removing or otherwise obliterating from the Purchased Assets, and from all signage located on the Purchased Timberlands and the Office Property and from all machinery, equipment and other materials included in the Purchased Assets, all trade names and trademarks of Seller and its Affiliates, including, but not limited to, references to "Fraser Paper", "Fraser" and derivatives thereof, and logos associated therewith. All such removals shall be at the cost and expense of Seller, shall not unreasonably interfere with Buyer's use of the Purchased Assets and shall be at times reasonably satisfactory to both Seller and Buyer. Notwithstanding the foregoing, any obligation imposed upon Seller pursuant to this Section 9.07 shall not apply with respect to, and Buyer agrees to permit Seller to locate following the Closing, any directional, informational and recreational signage which Seller, from time to time, reasonably believes necessary or prudent to comply with federal, state or regulatory agency requirements or licenses granted to Seller thereby. Buyer shall not remove, obscure or relocate any signage, as the same shall exist from time to time, which is located on the Purchased Timberlands in compliance with this Section 9.07 without the consent of Seller (which consent shall not be unreasonably withheld, delayed or conditioned).

9.08 **Regeneration Requirements**. Buyer acknowledges that, pursuant to 12 M.R.S.A. §8869(6), upon consummation of the transactions contemplated hereby, Buyer shall be responsible for the regeneration requirements applicable to the Purchased Timberlands; provided, however, that Buyer shall not be liable for any breach or default by Seller with respect to Seller's pre-Closing obligations pursuant to the provisions of Maine Forest Service's Forest Regeneration and Clearcutting Standards (MFS Rules Chapter 20). Set forth on Schedule 9.08 attached hereto is a list of all certifications which have been made by Seller through the date hereof and all sites which have been harvested by Seller within the past five (5) years. In the event that Buyer does not fulfill its obligations with respect to regeneration requirements applicable to the Purchased Timberlands following the Closing, Buyer agrees to promptly pay or reimburse Seller for any liability imposed upon Seller as a result of such noncompliance.

9.09 **Wood Removal**. Seller may remove all wood cut by Seller in accordance with, and subject to the limitations of, Section 6.11 prior to the Closing which is remaining on the Purchased Timberlands on the day prior to the Closing Date, such wood being the sole property of Seller. Any such Timber Cut but Not Hauled remaining on the Purchased Timberlands on and after the Closing Date shall become the property of Buyer, and any delivery of such wood thereafter to Seller by Buyer or any third party, and accepted by Seller, shall be presumed to be sold by Buyer or such third party to Seller.

9.10 **Governmental Approvals**.

(a) Subject to the limitations set forth in Section 9.10(c) below, Buyer agrees that it will comply in all material respects with all applicable, material federal, state and local laws and regulations, in each case to the extent relating to subdivision of real property, affecting the Purchased Timberlands. Buyer agrees to indemnify and hold harmless Seller from any and all liability, costs, harm, damage and expense to Seller resulting from any actions taken by Buyer (or any failure to act by Buyer) or its successors or assigns after the Closing that result in the application of any subdivision approval requirements to Seller's lands or to the Purchased Timberlands. Buyer hereby waives any rights it has against Seller under 12 M.R.S.A. §685-B(6).

(b) Subject to the limitations set forth in Section 9.10(c) below, Seller agrees that it will comply in all material respects with all applicable, material federal, state and local laws and regulations, in each case to the extent relating to subdivision of real property, affecting the Purchased Timberlands. Seller agrees to indemnify and hold harmless Buyer from any and all liability, costs, harm, damage and expense to Buyer resulting from any actions taken by Seller (or any failure to act by Seller) or its successors or assigns prior to the Closing, and any actions taken by Seller (or any failure to act by Seller) or its successors or assigns after the Closing, that result in the application of any subdivision approval requirements to the Purchased Timberlands. Seller hereby waives any rights it has against Buyer under 12 M.R.S.A. §685-B(6).

(c) Notwithstanding any other provision herein contained, neither Seller nor Buyer makes to the other any representation or warranty with respect to, and neither Seller nor Buyer shall be liable to indemnify the other against any liability, cost, harm, damage or expense (whether incurred prior to or following the Closing) resulting from, any action or failure to act by either or by their successors or assigns in connection with the transfer of any of the Purchased Assets from the Seller to Buyer that result in the application of any subdivision approval requirements, which transfer (and actions and failures to act in connection therewith) shall, by this reference, be expressly excepted from all representations, warranties, covenants and indemnities herein provided. Seller and Buyer hereby waive any rights they may have against each other under 12 M.R.S.A. §685-B(6).

ARTICLE X

REMEDIES FOR BREACHES OF THIS AGREEMENT

10.01 Survival of Representations, Warranties and Covenants. Notwithstanding any otherwise applicable statute of limitations, all of the representations, warranties and covenants of Seller contained in Article IV shall survive the Closing hereunder (unless Buyer received written notice by Seller pursuant to Section 6.10 or Buyer otherwise had actual knowledge of any misrepresentation or breach of warranty by Seller at the time of Closing, in which event such breach shall be deemed to be waived upon consummation of the Closing), and continue in full force and effect for a period of eighteen (18) months thereafter.

Notwithstanding the foregoing, except for the warranties of Seller in the Deed, easements and other related documents conveying title to the Purchased Timberlands, the provisions of

Section 6.07 shall provide the sole remedy of Buyer against Seller and its Affiliates with respect to all matters and controversies concerning title to the Purchased Timberlands.

10.02 Indemnification Provisions for Benefit of Buyer. Seller shall, upon receipt of written demand of Buyer delivered within the eighteen (18) month period following the Closing Date pursuant to Section 10.01 above, indemnify and hold harmless Buyer against and in respect of all losses, damages or liabilities incurred by Buyer (collectively, "Indemnified Costs") resulting from (a) breach of any representation or warranty or non-fulfillment of any agreement (whether to be performed prior to or subsequent to the Closing Date) on the part of Seller under this Agreement or in any agreement delivered in connection with this Agreement or in any certificate delivered by Seller in connection with the Closing, (b) claims arising under any Retained Liabilities, claims arising with respect to the Retained Assets or arising from the operation of the Purchased Timberlands prior to Closing and not apportioned to or assumed by Buyer pursuant to this Agreement, (c) any liabilities or obligations of and claims against Seller (whether absolute, accrued, contingent or otherwise and whether a contractual, tax or any other type liability, obligation or claim) existing prior to the Closing or arising out of facts or circumstances existing prior thereto not apportioned to or assumed by Buyer pursuant to this Agreement, and (d) all actions, suits, proceedings, demands, assessments, judgments, reasonable attorneys' fees, costs and expenses incident to any of the foregoing.

Buyer shall not be entitled to indemnification hereunder with respect to claims relating to any inaccuracy in or breach of any representation or warranty by Seller unless the aggregate amount of all damages to Buyer resulting from such claims for which Seller would, but for the provisions of this Section, be liable to Buyer exceeds $125,000 in the aggregate (the "Basket Amount"), at which time all amounts of such damages in excess of the Basket Amount may be recovered as provided in this Article X. The aggregate amount of Indemnified Costs of which Seller is obligated to indemnify and hold harmless Buyer against shall be limited to the amount of $3,500,000; provided, however, that the foregoing limitation shall not apply to any indemnified costs arising from Taxes (including, without limitation, all Taxes referenced in or arising pursuant to Sections 9.04 and 9.05). In addition, the limitation on liability set forth in this Section 10.02 shall not apply with respect to any adjustment of the Purchase Price or proration contemplated by this Agreement.

10.03 Indemnification Provisions for Benefit of Seller. Buyer shall, upon receipt of written demand of Seller delivered within the applicable survival period pursuant to Section 10.01 above, indemnify and hold harmless Seller against and in respect of all Indemnified Costs resulting from (a) breach of representation or warranty or non-fulfillment of any agreement (whether to be performed prior to or subsequent to the Closing Date) on the part of Buyer under this Agreement or in any agreement delivered in connection with this Agreement or in any certificate delivered by the Buyer in connection with the Closing, (b) claims arising under any Assumed Liabilities (including Assumed Contracts), (c) any liabilities or obligations of and claims against Buyer (whether absolute, accrued, contingent or otherwise and whether a contractual, tax or any other type liability, obligation or claim) arising out of facts or circumstances occurring after the Closing, (d) all transfer, documentary, sales, use, stamp, registration and other such Taxes and fees which may be due, to the extent imposed upon Buyer

pursuant to Section 9.05, and (e) all actions, suits, proceedings, demands, assessments, judgments, reasonable attorneys' fees, costs and expenses incident to any of the foregoing.

Seller shall not be entitled to indemnification hereunder with respect to claims relating to any inadequacy in or breach of any representation or warranty by Buyer unless the aggregate amount of all damages to Seller resulting from any such claims for which Buyer would, but for the provisions of this Section, be liable to Seller exceeds $125,000 in the aggregate (the "Basket Amount"), at which time all amounts of such damages in excess of the Basket Amount may be recovered as provided in this Article X. The aggregate amount of Indemnified Costs of which Buyer is obligated to indemnify and hold Seller against shall be limited to the amount of $3,500,000; provided, however, that the foregoing limitation shall not apply to any indemnified costs arising from (i) Taxes (including, without limitation, all Taxes referenced in or arising pursuant to Sections 2.03, 9.04 and 9.05), or (ii) the Business Equipment Tax Reimbursement payments described in Section 2.02(d). In addition, the limitation on liability set forth in this Section 10.03 shall not apply with respect to any adjustment of the Purchase Price or proration contemplated by this Agreement. Indemnification pursuant to the terms of this Section 10.03 shall be the sole and exclusive remedy against Buyer for breaches of the nature set forth herein.

10.04 Matters Involving Third Parties.

(a) If any third party shall notify any Party (the " Indemnified Party") with respect to any matter (a "Third Party Claim") which may give rise to a claim for indemnification against any other Party (the "Indemnifying Party") under, and subject to the limitations contained in, this Article X, then the Indemnified Party shall promptly notify the Indemnifying Party thereof in writing; provided, however, that no delay on the part of the Indemnified Party in notifying the Indemnifying Party shall relieve the Indemnifying Party from any obligation hereunder unless (and then solely to the extent) the Indemnifying Party thereby is prejudiced.

(b) The Indemnifying Party will have the right to defend the Indemnified Party against the Third Party Claim with counsel of its choice satisfactory to the Indemnified Party so long as (i) the Indemnifying Party notifies the Indemnified Party in writing within 15 days after the Indemnified Party has given notice of the Third Party Claim that the Indemnifying Party will indemnify the Indemnified Party from and against the entirety of any Adverse Consequences the Indemnified Party may suffer resulting from, arising out of, relating to, in the nature of, or caused by the Third Party Claim, (ii) the Indemnifying Party provides the Indemnified Party with evidence acceptable to the Indemnified Party that the Indemnifying Party will have the financial resources to defend against the Third Party Claim and fulfill its indemnification obligations hereunder, (iii) the Third Party Claim involves only money damages and does not seek an injunction or other equitable relief, (iv) settlement of, or an adverse judgment with respect to, the Third Party Claim is not, in the good faith judgment of the Indemnified Party, likely to establish a precedential custom or practice adverse to the continuing business interests of the Indemnified Party, and (v) the Indemnifying Party conducts the defense of the Third Party Claim actively and diligently.

(c) So long as the Indemnifying Party is conducting the defense of the Third

Party Claim in accordance with Section 10.04(b) above, (i) the Indemnified Party may retain separate co-counsel at its sole cost and expense and participate in the defense of the Third Party Claim, (ii) the Indemnified Party will not consent to the entry of any judgment or enter into any settlement with respect to the Third Party Claim without the prior written consent of the Indemnifying Party (not to be withheld, delayed or conditioned unreasonably), and (iii) the Indemnifying Party will not consent to the entry of any judgment or enter into any settlement with respect to the Third Party Claim without the prior written consent of the Indemnified Party (not to be withheld, delayed or conditioned unreasonably).

(d) In the event any of the conditions in Section 10.04(b) above is or becomes unsatisfied, however, (i) the Indemnified Party may defend against, and consent to the entry of any judgment or enter into any settlement with respect to, the Third Party Claim in any manner it may deem appropriate (and the Indemnified Party need not consult with, or obtain any consent from, any Indemnifying Party in connection therewith), (ii) the Indemnifying Parties will reimburse the Indemnified Party promptly and periodically for the costs of defending against the Third Party Claim (including reasonable attorneys' fees and expenses), and (iii) the Indemnifying Parties will remain responsible for any Adverse Consequences the Indemnified Party may suffer resulting from, arising out of, relating to, in the nature of, or caused by the Third Party Claim to the fullest extent provided in this Article X.

10.05 Sole Remedy. Buyer acknowledges and agrees that the foregoing indemnification provisions of this Article X and the applicable provisions of Article XI are Buyer's sole and exclusive remedy against Seller for any claim with respect to the transactions contemplated hereby or otherwise relating to Seller or the Purchased Assets. Buyer hereby waives and releases (for itself, its successors and assigns) any statutory or common law remedies which might otherwise be available against Seller. All indemnification payments under this Article X shall be deemed adjustments to the Purchase Price.

10.06 **Access to Records**. For a period of seven (7) years after the Closing Date, Buyer shall retain the Books and Records included in the Purchased Assets, including, without limitation, the books of account and other financial and accounting records relating to the Purchased Timberlands. At least 30 days prior to the end of such period, or any subsequent retention period, Seller shall notify Buyer in writing whether it desires the further retention of any such records for any longer period, and, in the event it desires any of such records to be retained for any longer period, such records, at the option of Buyer, shall either be retained by Buyer or promptly shipped to Seller at Seller's expense. Buyer shall permit Seller, from time to time, to inspect and copy such books of account and other records at reasonable times and after Seller provides written notice to Buyer of its desire to so inspect.

10.07 **Certain Tax Matters**.

(a) Notwithstanding the foregoing provisions of this Article X, Buyer and Seller shall cooperate fully, as and to the extent reasonably requested by the other Party, in connection with the filing of Tax Returns, and any audit, litigation or other proceeding with respect to Taxes. Such cooperation shall include the retention and (upon the other Party's

request) the provision of records and information which are reasonably relevant to any such audit, litigation or other proceeding and making employees (to the extent such employees were responsible for the preparation, maintenance or interpretation of information and documents relevant to Tax matters or to the extent required as witnesses in any Tax proceedings), available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder. The Parties agree (i) to retain all books and records with respect to Tax matters pertinent to the transactions contemplated hereby until six months after the expiration of the statute of limitations applicable thereto (and, to the extent notified by Buyer or Seller, any extensions thereof), and to abide by all record retention obligations imposed by law or pursuant to agreements entered into with any taxing authority, and (ii) to give the other Party reasonable written notice prior to transferring, destroying or discarding any such books and records and, if the other Party so requests, Buyer or Seller, as the case may be, shall allow the other Party to take possession of such books and records.

(b) Buyer and Seller further agree, upon request, to use their commercially reasonable efforts to obtain any certificate or other document from any governmental authority or any other Person as may be necessary to mitigate, reduce or eliminate any Tax that could be imposed (including, but not limited to, with respect to the transactions contemplated hereby).

(c) Any Tax matter related to Taxes for which both Buyer and Seller are liable hereunder pursuant to Sections 2.03, 2.04 or 2.06(a) or Section 9.05 hereof shall be subject to the provisions of Section 10.04 hereof as if both Buyer and Seller are Indemnifying Parties with respect thereto.

ARTICLE XI

TERMINATION

11.01 Termination of Agreement. This Agreement may be terminated by the Parties as provided below:

(a) Buyer and Seller may terminate this Agreement by mutual written consent at any time prior to the Closing;

(b) Buyer may terminate this Agreement by giving written notice to Seller at any time prior to the Closing (i) in the event that Seller has breached any representation, warranty, or covenant contained in this Agreement in any material respect, and such breach has a Material Adverse Effect, Buyer has notified Seller of the breach, and the breach has continued without cure for a period of 10 days after the receipt by Seller of notice of breach or (ii) if the Closing shall not have occurred on or before May 17, 2005, by reason of the failure of any condition precedent under Section 7.01 or 7.02 hereof (unless the failure results primarily from Buyer itself breaching any representation, warranty, or covenant contained in this Agreement), provided, however, that in the event that Seller exercises its right to cure any Title Defect pursuant to Section 6.07 hereof, the date by which the Closing shall occur shall be appropriately extended in accordance with such Section;

(c) Seller may terminate this Agreement by giving written notice to Buyer at any time prior to the Closing (i) in the event Buyer has breached any representation, warranty, or covenant contained in this Agreement in any material respect, and such breach has a Material Adverse Effect, Seller has notified Buyer of the breach, and the breach has continued without cure for a period of 10 days after the receipt by Buyer of notice of breach, or (ii) if the Closing shall not have occurred on or before May 17, 2005, by reason of the failure of any condition precedent under Section 7.01 or 7.03 hereof (unless the failure results primarily from any of Seller breaching any representation, warranty, or covenant contained in this Agreement), provided, however, that in the event that Seller exercises its right to cure any Title Defect pursuant to Section 6.07 hereof, the date by which the Closing shall occur shall be appropriately extended in accordance with such Section; and

(d) Buyer or Seller may terminate this Agreement by giving written notice to the other if there shall be in effect any law or regulation that prohibits the consummation of the Closing or if consummation of the Closing would violate any non-appealable final order, decree or judgment of any court or governmental body having competent jurisdiction.

11.02 Effect of Termination.

(a) If either Buyer or Seller terminates this Agreement pursuant to Section 11.01 above, all rights and obligations of the Parties hereunder shall terminate without any Liability of any Party to any other Party or their respective Affiliates, directors, officers or employees, except as otherwise provided in Section 11.02(b) hereof and except for the obligations of the Parties hereto contained in provisions which are stated to survive any termination of this Agreement, including, without limitation, Sections 6.02, 6.03, 12.01, 12.06, 12.07, 12.08, 12.09, 12.12, 12.13, 12.15 and 12.19 (except for any Liability of any Party then in breach).

(b) If this Agreement is terminated pursuant to Section 11.01(b)(i) or Section 11.01(c)(i), the non-breaching party shall be entitled to receive from the breaching party the amount of $500,000, together with any costs (including reasonable attorneys' fees) incurred by the non-breaching party in enforcing this Section 11.02(b). The parties agree and acknowledge that it would be extremely difficult to calculate with precision the non-breaching party's actual damages resulting from such a termination of this Agreement, and that such amount is intended as liquidated damages and does not constitute a penalty. The remedy provided under this Section 11.02(b) is exclusive, and the non-breaching party shall have no right to seek or obtain indemnification pursuant to Article X hereof in the event of such a termination.

ARTICLE XII

MISCELLANEOUS

12.01 Entire Agreement. This Agreement is intended by the parties to integrate all prior discussions and writings, including memoranda and e-mail messages, term sheets, and

similar expressions of intent into a single, complete statement of the understandings of the parties with respect to the matters covered by this Agreement and the documents referred to in it. Accordingly, the parties agree that this Agreement supersedes all prior agreements and understandings between the parties with respect to its subject matter and constitutes (along with the documents referred to in this Agreement) a complete and exclusive statement of the terms of the agreement between the parties with respect to its subject matter. In addition, the parties agree that this Agreement may not be amended except by a written agreement executed by the party to be charged with the amendment. The parties further agree and acknowledge that

(i) this Agreement has not been entered into under undue time pressure, and that both parties have had an adequate opportunity to review this Agreement with counsel,

(ii) no oral assurances have been given by either party that this Agreement is an interim agreement or that a more comprehensive agreement is or will be forthcoming,

(iii) there are no oral conditions or promises that supplement or modify this Agreement, and

(iv) this Section 12.01 does not constitute "boilerplate", but rather is a critical substantive provision of this Agreement.

12.02 **No Third-Party Beneficiaries**. Except as otherwise expressly provided for in this Agreement, nothing in this Agreement, express or implied, is intended or shall be construed to confer upon or give to any employee of Seller or Buyer or any other Person, other than the Parties hereto (and their successors and permitted assigns), any rights, remedies or other benefits under or by reason of this Agreement.

12.03 **Succession and Assignment**. This Agreement shall be binding upon and inure to the benefit of the Parties named herein and their respective successors and permitted assigns. No Party may assign either this Agreement or any of his or its rights, interests, or obligations hereunder without the prior written approval of the other Party, which consent shall not be unreasonably withheld, delayed or conditioned.

12.04 **Counterparts**. This Agreement may be executed in any number of counterparts, and by any Party on separate counterparts, each of which as so executed and delivered shall be deemed an original, but all of which together shall constitute one and the same instrument, and it shall not be necessary in making proof of this Agreement as to any Party hereto to produce or account for more than one such counterpart executed and delivered by such Party.

12.05 **Headings**. The Article and Section headings, and the table of contents, contained in this Agreement are inserted for convenience only and shall not affect in any way the meaning or interpretation of this Agreement.

12.06 **Notices**. All notices, certificates, requests, demands, claims, and other

communications hereunder shall be given in writing and shall be delivered personally (including by personal courier or delivery service) or sent by facsimile, telex or telegram or by the registered or certified mail (return receipt requested), postage prepaid, to the Parties at the following address (or at such other addresses as the shall be specified by like notice):

If to Seller:	Copy to:
Fraser Timber Limited Suite 200 P.O. Box 762 BCE Place 181 Bay Street Toronto, Ontario Canada M5J 2T3 Facsimile No.: (416) 359-8606	Pierce Atwood LLP One Monument Square Portland, ME 04101 Attn: David J. Champoux, Esq. Facsimile No.: (207) 791-1350
If to Buyer:	Copy to:
c/o The Forestland Group, LLC 1512 East Franklin Street, Suite 104 Chapel Hill, NC 27514 Facsimile No.: (919) 929-8265	Victor P. Haley, Esq. Sutherland Asbill & Brennan LLP 999 Peachtree Street, N.E. Atlanta, GA 30309 Facsimile No.: (404) 853-8806

Any notice given personally or by mail or telegram shall be effective when received. Any notice given by telex or facsimile shall be effective when the appropriate telex or facsimile answerback is received.

12.07 Governing Law. This Agreement shall be governed by and construed in accordance with the domestic laws of the State of Maine, including but not limited to matters of validity, construction, effect, performance and remedies (without giving effect to any choice or conflict of law provision or rule, whether of the State of Maine or any other jurisdiction, that would cause the application of the laws of any jurisdiction other than the State of Maine).

12.08 Dispute Resolution.

(a) In the event of any dispute regarding the meaning, application, or enforcement of any of the terms or provisions of this Agreement, notice of said dispute shall be given in writing to the other party and the receiving party shall have seven (7) days from receipt of such notice within which to resolve such dispute. In addition, if the parties fail to agree on the existence, extent or correction of an alleged event of dispute, the parties agree to attempt to resolve such dispute in the following manner:

The parties shall attempt in good faith to resolve any dispute arising out of or relating to this Agreement promptly by negotiation between executives who have

authority to settle the controversy and who are at a higher level of management than the persons with direct responsibility for administration of this Agreement (an "Executive"). Any party may give the other party written notice of any dispute not resolved in the normal course of business (a "Dispute Notice"). Within fifteen (15) days after delivery of the Dispute Notice, the receiving party shall submit to the other a written response. The notice and the response shall include (i) a statement of each party's position and a summary of arguments supporting that position, and (ii) the party's designated Executive and the person(s), if any, who will accompany the Executive in meeting(s) to address the dispute. Within thirty (30) days after delivery of the disputing party's notice, the Executives of both parties shall meet at a mutually acceptable time and place, and thereafter as often as they reasonably deem necessary, to attempt to resolve the dispute. All reasonable requests for information made by one party to the other shall be honored. All negotiations and communications pursuant to this provision are confidential and shall be treated as compromise and settlement negotiations for purposes of applicable rules of evidence. All deadlines specified in this Section may be extended by mutual agreement. The procedures specified in this Section shall be the primary procedure for the resolution of disputes between the parties, and shall not prohibit either party from filing suit in a court of competent jurisdiction to enforce the rights and obligations contained in this Agreement.

(b) If the parties fail to reach an agreement through direct negotiations within sixty (60) days after delivery of the Dispute Notice, then each party shall have all rights conferred by law to pursue all available remedies without limitation, subject to the applicable provisions of this Agreement.

12.09 Return of Information. If for any reason whatsoever the sale and purchase of the Purchased Assets pursuant to this Agreement is not consummated, Buyer shall promptly return to Seller and its Affiliates all books, records and documents of Seller and its Affiliates (including all copies, if any, thereof) furnished by Seller or its Affiliates any of their respective agents, employees, or representatives, and shall not use or disclose the information contained in such books, records or documents for any purpose or make such information available to any other entity or person, except that one copy of all such information may be retained in the files of Buyer's legal department.

12.10 Amendments and Waivers. No amendment of any provision of this Agreement shall be valid unless the same shall be in writing and signed by all of the Parties hereto. Any Party hereto may, by written notice to the other Parties, waive any provision of this Agreement. No waiver by any Party of any default, misrepresentation, or breach of warranty or covenant hereunder, whether intentional or not, shall be deemed to extend to any prior or subsequent default, misrepresentation, or breach of warranty or covenant hereunder or affect in any way any rights arising by virtue of any prior or subsequent such occurrence.

12.11 Severability. The provisions of this Agreement shall be deemed severable and any term or provision of this Agreement that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions

hereof. If any provision of this Agreement, or the application thereof to any person or entity or any circumstance, is invalid or unenforceable, (i) a suitable provision shall be substituted therefor in order to carry out, so far as may be valid and enforceable, the intent and purpose of such invalid or unenforceable provision, and (ii) the remainder of this Agreement and the application of such provision to other persons, entities or circumstances shall not be affected by such invalidity or unenforceability, nor shall such invalidity or unenforceability affect the validity or enforceability of such provision, or the application thereof, in any other jurisdiction.

12.12 **Expenses**. Except as otherwise expressly provided in this Agreement, whether or not the transactions contemplated by this Agreement are consummated, each of the Parties will bear its own costs and expenses (including, but not limited to, all compensation and expenses of counsel, financial advisors, consultants, actuaries and independent accountants) incurred in connection with this Agreement and the transactions contemplated hereby.

12.13 **Construction**. The Parties have participated jointly in the negotiation and drafting of this Agreement. In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the Parties and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any of the provisions of this Agreement. Any reference to any federal, state, local, or foreign statute or law shall be deemed also to refer to all rules and regulations promulgated thereunder, unless the context requires otherwise. The word "including" shall mean including without limitation. The Parties intend that each representation, warranty, and covenant contained herein shall have independent significance. If any Party has breached any representation, warranty, or covenant contained herein in any respect, the fact that there exists another representation, warranty, or covenant relating to the same subject matter (regardless of the relative levels of specificity) which the Party has not breached shall not detract from or mitigate the fact that the Party is in breach of the first representation, warranty, or covenant.

12.14 **Incorporation of Exhibits, Annexes, and Schedules**. The Exhibits, Annexes, and the Disclosure Schedule identified in this Agreement are incorporated herein by reference and made a part hereof.

12.15 **Submission to Jurisdiction**. WITHOUT LIMITING THE PARTIES' AGREEMENT TO SUBMIT ANY AND ALL DISPUTES TO MEDIATION AS HEREIN PROVIDED, IF, NOTWITHSTANDING SAID SECTION, ANY PARTY SHALL HAVE THE RIGHT TO SEEK RECOURSE TO A COURT WITH RESPECT TO ANY DISPUTE ARISING OUT OF OR RELATED TO THIS AGREEMENT OR THE TRANSACTIONS CONTAINED IN OR CONTEMPLATED BY THIS AGREEMENT, WHETHER IN TORT OR CONTRACT OR AT LAW OR IN EQUITY, THEN ANY ACTION OR PROCEEDING IN RESPECT OF ANY SUCH DISPUTE SHALL BE BROUGHT EXCLUSIVELY IN ANY UNITED STATES DISTRICT COURT LOCATED IN THE STATE OF MAINE OR THE STATE COURTS OF THE STATE OF MAINE (THE "CHOSEN COURTS") AND WITH RESPECT TO ANY SUCH ACTION EACH PARTY (I) IRREVOCABLY SUBMITS TO THE EXCLUSIVE JURISDICTION OF THE CHOSEN COURTS FOR SUCH PURPOSES, (II) WAIVES ANY OBJECTION TO LAYING VENUE IN ANY SUCH ACTION OR

PROCEEDING IN THE CHOSEN COURTS, AND (III) WAIVES ANY OBJECTION THAT THE CHOSEN COURTS ARE AN INCONVENIENT FORUM OR DO NOT HAVE JURISDICTION OVER ANY PARTY HERETO. EACH PARTY AGREES THAT A FINAL JUDGMENT IN ANY ACTION OR PROCEEDING SO BROUGHT SHALL BE CONCLUSIVE AND MAY BE ENFORCED BY SUIT ON THE JUDGMENT OR IN ANY OTHER MANNER PROVIDED BY LAW OR AT EQUITY. EACH PARTY ALSO AGREES NOT TO BRING ANY ACTION OR PROCEEDING ARISING OUT OF OR RELATING TO THIS AGREEMENT IN ANY OTHER COURT.

12.16 **Fulfillment of Obligations**. Any obligation of any Party to any other Party under this Agreement, which obligation is performed, satisfied or fulfilled by an Affiliate of such Party, shall be deemed to have been performed, satisfied or fulfilled by such Party.

12.17 **Schedules**. The inclusion of any matter in any schedule to this Agreement shall be deemed to be an inclusion for all purposes of this Agreement, including each representation and warranty to which it may relate, but inclusion thereon shall expressly not be deemed to constitute admission by either Party, or otherwise imply, that any such matter is material or create a measure for materiality for the purposes of this Agreement.

12.18 **Definition of "Ordinary Course" and "Delivered"**.

(a) For purposes of this Agreement, the term "ordinary course" as it relates to the operation of the Purchased Timberlands prior to the Closing means in a manner substantially the same as that normally employed by Seller in the ordinary course with respect to businesses it holds with a view towards operating and maintaining such businesses rather than a view towards the sale of such businesses to a third party.

(b) For purposes of Article IV of this Agreement, the term "delivered" as it relates to action by Seller shall include making available for inspection and reproduction.

12.19 **Attorneys' Fees**. In any arbitration or other proceeding brought by any Party hereto to enforce this Agreement, the substantially prevailing party shall be entitled to reasonable attorneys' fees incurred by the substantially prevailing party in connection therewith, plus arbitration and court costs.

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IN WITNESS WHEREOF, the Parties have each caused this Agreement to be executed by their duly authorized officers as of the date first above written.

HEARTWOOD FORESTLAND FUND V LIMITED PARTNERSHIP

By: signed "Christian Zinkham"
Name: Christian Zinkham
Title: Managing Director

FRASER TIMBER LIMITED

By: signed "Benjamin Vaughan"
Benjamin Vaughan
Vice President, Finance and Corporate Development

By: signed "Glen McMillan"
Glen McMillan, Secretary